DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.

Prospectus Supplement
(to Prospectus dated November 1, 2006)

This Prospectus Supplement No. 3, dated August 14, 2007 (the “ Supplement ”), filed by Diguang International Development Co., Ltd. (the “ Company ”) supplements certain information contained in the Company’s prospectus dated November 1, 2006 (the “ Prospectus ”). This Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus.

We have attached to this Supplement, and incorporated by reference into it, our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007 as filed with the Securities and Exchange Commission on August 13, 2007.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

 FORM 10-Q

(Mark one)

☒ Quarterly Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the quarterly period ended June 30, 2007
or

☐ Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the transition period from _________ to _________.

Commission File Number:
333-69270

 DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
(Formerly known as Online Processing, Inc.)
(Exact Name of Registrant as Specified in Its Charter)

Nevada	22-3774845
(State or Other Jurisdiction of Incorporation or Organization)	(IRS Employer Identification Number)

8th  Floor, Building 64, Jinlong Industry District Majialong
Nanshan District, Shenzhen, PRC
Post Code: 518052
  (Address of Principal Executive Offices)

011-86-755-2655-3580
(Registrant’s Telephone Number, Including Area Code)

Online Processing, Inc.
750 East Interstate 30
Suite 100
Rockwall, TX 75087
(Former Name, Former Address and Former Fiscal Year, if Changed Since Last Report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒ No☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act). (Check one):

Large accelerated filer ☐    Accelerated filer ☐    Non-accelerated filer ☒

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐ No☒

As of June 30, 2007, the Company had 22,593,000 shares of common stock issued and outstanding.

Diguang International Development Co., Ltd.
Form 10-Q
For the Quarter Ended June 30, 2007

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED BALANCE SHEETS
(In US Dollars)

	December 31,	June 30,
	2006	2007
		(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$18,910,808	$11,990,056
Accounts receivable, net of allowance for doubtful accounts of $751,145 and $751,145	5,006,649	10,978,650
Trade receivable from a related party	246,337	-
Inventories, net of provision $545,446 and $885,740	4,008,445	6,549,228
Prepayment and other receivables	215,569	427,091
VAT recoverable	220,793	67,780
Advance to suppliers	756,208	533,103
Amount due from related parties	55,997	59,249
Deferred tax asset	86,572	86,572
Loan receivable from a related party	2,050,204	2,188,649

Total current assets	31,557,582	32,880,378

Investment	1,500,000	1,500,000
Property and equipment, net	2,672,338	8,395,123
Prepayment for purchasing office building	1,969,462	-
Total assets	$37,699,382	$42,775,501

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current liabilities:
Accounts payable	$5,685,836	$9,192,068
Advance from customers	177,184	496,994
Accruals and other payables	1,575,933	1,971,510
Accrued payroll and related expense	342,531	456,519
Income tax payable	335,672	354,666
Total current liabilities	8,117,156	12,471,757

Total liabilities	8,117,156	12,471,757

Minority interest	-	1,210,758

Stockholders’ equity:
Common stock, par value $0.001 per share, 50 million shares authorized, 22,593,000 shares and 22,593,000 shares outstanding	22,593	22,593
Additional paid-in capital	14,193,773	14,978,793
Appropriated earnings	1,294,578	1,294,578
Retained earnings	13,202,629	11,441,170
Translation adjustment	868,653	1,355,852
Total shareholders’ equity	29,582,226	29,092,986
Total liabilities and stockholders' equity	$37,699,382	$42,775,501

See accompanying notes to financial statements.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF INCOME
AND COMPREHENSIVE INCOME
(In US Dollars)

	Six Months Ended June 30,		Three Months Ended June 30,
	2006	2007	2006	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues:
Revenues, net	$17,739,174	$15,658,508	$8,987,996	$8,896,421
Cost of sales	11,401,124	13,151,962	5,725,252	7,727,862

Gross profit	6,338,050	2,506,546	3,262,744	1,168,559

Selling expense	762,379	962,741	539,506	337,193
Research and development costs	591,225	558,347	286,942	393,849
General and administrative expenses	2,012,742	2,826,429	1,512,535	1,050,564

Income (loss) from operations	2,971,704	(1,840,971)	923,761	(613,047)

Interest income (expense), net	105,386	85,256	86,890	71,292
Investment income (loss)	28,257	144,062	23,244	144,062
Other income	12,485	46,809	7,602	(120,339)

Income (loss) before income taxes	3,117,832	(1,564,844)	1,041,497	(518,032)

Income tax provision	335,030	19,449	208,093	19,449

Net income (loss) before minority interest	2,782,802	(1,564,293)	833,404	(537,481)

Minority interests	-	136,368	-	110,117

Net income (loss)	$2,782,802	$(1,720,661)	$833,404	$(647,598)

Weighted average common shares outstanding - basic	20,769,420	22,593,000	22,593,000	22,593,000

Earnings (loss) per share - basic	0.13	(0.08)	0.04	(0.03)

Weighted average common shares outstanding - diluted	20,985,087	22,593,000	22,919,392	22,593,000

Earning (loss) per shares - diluted	0.13	(0.08)	0.04	(0.03)

Other comprehensive income (loss):
Net income (loss)	2,782,802	(1,720,661)	833,404	(647,598)
Translation adjustment	108,374	487,199	49,373	293,583

Other comprehensive income (loss)	$2,891,176	$(1,233,462)	$882,777	$(354,015)

See accompanying notes to financial statements.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In US Dollars)

	Six Months Ended June 30,
	2006	2007
	(Unaudited)	(Unaudited)

Cash flows from operating activities:
Net income (loss)	$2,782,802	$(1,720,661)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interest	-	136,368
Depreciation	170,216	350,007
Share-based compensation	1,060,408	785,020
Changes in operating assets and liabilities:
Accounts receivable	(1,024,476)	(4,073,532)
Inventory	(263.638)	(2,102,171)
Prepayment and other receivable	(375,372)	(182,145)
VAT recoverable	-	152,518
Advance to suppliers	-	263,505
Accounts payable	285,381	1,986,737
Accruals and other payable	60,477	208,254
Advance from customers	(335,555)	316,892
Taxes payable	(156,990)	18,476
Net cash provided by (used in) operating activities	2,466,627	(3,860,732)

Cash flows from investing activities:
Purchase of plant, property and equipment	(356,692)	(2,910,149)
Purchase of marketable securities	765,258	-
Due from related parties	21,538	(89,912)
Business acquisition, net of cash acquired	-	(469,145)
Deposit for office building	(1,816,027)	-
Net cash used in investing activities	(1,385,923)	(3,469,206)

Cash flows from financing activities:
Dividend paid	(111,140)	-
Gross proceeds from issuing 12 million shares	12,000,000	-
Due to related parties	(2,339)	-
Offering expense	(1,647,124)	-
Net cash provided by financing activities	10,239,397	-
Effect of changes in foreign exchange rates	101,742	409,186
Net increase (decrease) in cash and cash equivalents	11,421,843	(6,920,752)
Cash and cash equivalents, beginning of the period	10,054,568	18,910,808
Cash and cash equivalents, end of the period	$21,213,037	$11,990,056

See accompanying notes to financial statements.

NOTE 1 ─ REORGANIZATION AND BUSINESS

Diguang International Development Co., Ltd., the “Company”, was established under the laws of the State of Nevada in 2000.  The predecessor company was named Online Processing, Inc. That name was changed into the current name after a reverse merger transaction was consummated on March 17, 2006. After that reverse merger, the Company holds 100% interest in the following three entities:

•	Shenzhen Diguang Electronics Co., Ltd., a China based entity;

•	Well Planner Limited, a Hong Kong based entity; and

•	Diguang Science and Technology (HK) Limited, a British Virgin Islands based entity.

On January 3, 2007, the Company acquired 65% interest of North Diamond by exercising a purchase option, which was entered between the Company and Song brothers who were the holders of these 65% interest in North Diamond because North Diamond is conducting the same business as the Company. The determination of the relevant purchase price was specified in the amended purchase option. The purchase price was determined on January 3, 2007 was $1,977,864.

North Diamond is a holding company of Dihao (Yangzhou) Co., Ltd., “Dihao”, an operating entity, which is registered in the Yangzhou City Development Zone, Jiangsu Province, China. Dihao conducts business activities developing, manufacturing and marketing backlight products for large size electronic display devices and provide relevant technical services in China.

On November 18, 2006, Shenzhen Diguang Electronics Co., Ltd., “Diguang Electronics”, and Diguang International Holdings Limited, “Diguang Holdings”, entered into a Sino-Foreign Equity Joint Venture Agreement, the “Joint Venture Agreement”, for the establishment of Wuhan Diguang Electronics Co., Ltd., “Wuhan Diguang”. Pursuant to the Joint Venture Agreement, Diguang Electronics and Diguang Holdings shall set up Wuhan Diguang in Wuhan, Hubei Province, the People’s Republic of China, with a registered capital of $1 million, of which 70% shall be infused by Diguang Electronics and the remaining 30% by Diguang Holdings. The business scope of Wuhan Diguang shall be “manufacture and sale of flat panel display, LED optical-electronic parts, fuse, LCD module, back light and electronic spare parts”.

Wuhan Diguang was then established on March 13, 2007 and its business license issued by Wuhan Municipal Administrative Bureau for Industry and Commerce is valid for 20 years expiring on March 12, 2027.

The Company designs, develops, manufactures, and sells LED and CCFL backlight units. These backlight units are essential components used in illuminating display panels such as TFT-LCD and color STN-LCD panels. These display panels are used in products such as mobile phones, PDAs, digital cameras, liquid crystal computer or television displays and other household and industrial electronic devices. The Company’s customers are located in both China and overseas.

NOTE 2 ─ SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and with the instructions to Form 10-QSB and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by generally accepted accounting principles for the complete consolidated financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for fair presentation have been included. Operating results for the six-month period ended June 30, 2007 are not necessarily indicative of the results that may be expected for the year ending December 31, 2007.

NOTE 2 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Principles of Consolidation

The financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated. All of the consolidated financial statements have been prepared based on generally accepted accounting principles in the United States.

Foreign Currency Translations and Transactions

The Renminbi, “RMB”, the national currency of PRC, is the primary currency of the economic environment in which the operations of two of subsidiaries, Diguang Electronics and Dihao, are conducted. Hong Kong dollar is the primary currency of the economic environment in which the operations of one of subsidiaries, Well Planner, are conducted. U.S. dollar is the functional currency in which Diguang Technology, one subsidiary established under the laws of the British Virgin Islands, recorded all its activities. The Company uses the United States dollars, “U.S. dollars”, for financial reporting purposes.

The Company translates three subsidiaries’ assets and liabilities into U.S. dollars using the rate of exchange prevailing at the balance sheet date, and the statement of income is translated at average rate during the reporting period. Adjustments resulting from the translation of subsidiaries’ financial statements from the functional currency into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income (loss) - translation adjustments. Gains or losses resulting from transactions in currencies other than the functional currency are reflected in the statements of income for the reporting periods.

Revenue Recognition

Revenue generated from sales of backlight units to customers is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectibility is reasonably assured. Revenue presented on the Company’s income statements is net of sales taxes.

Substantially all of the Company’s sales are subject to the ultimate usage of the products by the Company’s customers. Revenue is not recognized on these transactions until the period in which the Company is able to determine that the products shipped have been used by its customers.

Accounts Receivable and Concentration of Credit Risk

During the normal course of business, the Company extends unsecured credit to its customers. Typically credit terms require payment to be made within 120 days of the invoice date. The Company does not require collateral from its customers.

The Company regularly evaluates and monitors the creditworthiness of each customer on a case-by-case basis. The Company includes any accounts balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes that its allowance for doubtful accounts as of December 31, 2006 and June 30, 2007 were adequate, respectively. However, actual write-off might exceed the recorded allowance.

The following table presents allowance activities in accounts receivable.

NOTE 2 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Accounts Receivable and Concentration of Credit Risk (Continued)

	December 31,	June 30,
	2006	2007
		(Unaudited)

Beginning balance	$491,908	$751,145
Additions charged to expense	259,237	-
Recovery	-	-
Write-off	-	-
Ending balance	$751,145	$751,145

Inventories

Inventories are composed of raw materials and components, work in progress, and finished goods, all of which are related to backlight products. Inventories are valued at the lower of cost, based on weighted average method, or the market.

Value Added Tax

Diguang Electronics is subject to value added tax (VAT) imposed by the PRC government on its domestic product sales. VAT rate for the Company is 17%. The input VAT can be offset against the output VAT. VAT payable or receivable balance presented on the Company’s balance sheets represents either the input VAT less than or larger than the output VAT. The debit balance represents a credit against future collection of output VAT instead of a receivable.

Property and equipment

Properties and equipment are recorded at cost and are stated net of accumulated depreciation. Depreciation is determined using the straight-line method over the shorter of either the estimated useful lives or the remaining contractual life related to leasehold improvements, as follows:

Office building	20 years
Machinery and equipment	5-10 years
Furniture and office equipment	5 years
Accounting Software	2 years
Vehicles	5-10 years
Software	2-5 years
Leasehold improvement	5 years

Maintenance and repairs are charged directly to expense as incurred, whereas betterment and renewals are generally capitalized in their respective property accounts. When an item is retired or otherwise disposed of, the cost and applicable accumulated depreciation are removed and the resulting gain or loss is recognized and reflected as an item before operating income (loss).

NOTE 2 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Impairment of Long-Lived Assets

The Company adopts the provisions of Statement of Financial Accounting Standard No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS No.144”). SFAS No.144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

Research and Development

Research and development costs are expensed as incurred. Research and development expense for the six-month ended June 30, 2006 and 2007 were $591,225 and $558,347, respectively.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from those estimates.

Earnings (Loss) Per Share

The Company presents earnings per share in accordance with the Statement of Financial Accounting Standards No. 128, “Earnings per Share”, “SFAS No. 128”. Basic earnings (loss) per share includes no dilution and is computed by dividing income (loss) available to common shareholders by the weighted average number of common shares outstanding during the period. Diluted earnings (loss) per share reflects the potential dilution of securities that could share in the earnings of an entity, similar to fully diluted earnings (loss) per share. The outstanding stock options at June 30, 2006 were 518,000 shares and included in the computation of diluted earnings per share. The outstanding stock options at June 30, 2007 were 448,666 shares and not included determination of the diluted earnings per share as they were anti-diluted.

Share-Based Payment

The Company adopted Statement of Financial Accounting Standards No 123(R): “Share-Based Payments” (SFAS No. 123(R)) effective January 1, 2006. SFAS 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123(R) generally requires such transactions be accounted for using a fair-value-based method. The Company accounted for the stock option granted using a fair-value-based method in accordance with SFAS No. 123(R).

NOTE 2 ─ SUMMARY OF ACCOUNTING POLICIES (Continued)

Adoption of FIN 48

Effective January 1, 2007, the Company adopted the FASB’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In accordance with FIN 48, the Company performed a self-assessment and concluded that there were no significant uncertain tax positions requiring recognition in its financial statements. The Company’s policy is to classify interest and penalties as part of income tax provision. There were no amounts of interest of penalties incurred during the six months ended June 30, 2007 or payable at June 30, 2007.

NOTE 3 ─ INVENTORIES

Inventories consisted of the following:

	December 31,	June 30,
	2006	2007
		(Unaudited)

Raw materials	$1,893,360	$2,677,195
Work in progress	930,190	1,472,658
Finished goods	1,207,961	2,009,283
Consignment goods	522,380	1,275,832
	4,553,891	7,434,968
Provision	(545,446)	(885,740)

Inventories, net	$4,008,445	$6,549,228

NOTE 4 ─ PROPERTY AND EQUIPMENT

A summary of property and equipment at cost is as follows:

	December 31,	June 30,
	2006	2007
		(Unaudited)

Land usage rights	$-	$2,198,992
Office buildings	-	2,019,164
Machinery	2,447,037	3,397,506
Office equipments	464,738	686,280
Vehicles	159,959	213,532
Software	10,238	34,800
Building improvement	407,756	1,209,667

	3,489,728	9,759,941
Accumulated depreciation	(817,390)	(1,364,818)

	$2,672,338	$8,395,123

NOTE 4 ─ PROPERTY AND EQUIPMENT (Continued)

The depreciation and amortization for the six-months ended June 30, 2006 and 2007 were $170,216 and $350,007, respectively. On January 3, 2007, the Company acquired 65% interest of North Diamond, which has resulted in an increase on accumulated depreciation of $197,421.

NOTE 5 ─ RELATED PARTY TRANSACTIONS

Related Party Relationships

Name of Related Parties	Relationship with the Company
Mr. Yi Song	One of shareholders of the Company
Mr. Hong Song	One of the shareholders of the Company
Shenzhen Diguang Engine & Equipment Co., Ltd., a China based entity	80% owned by Mr. Yi Song and 20% owned by Mr. Hong Song
Dongguan Diguang Electronic Science and Technology Co., Ltd., a China based entity from which Diguang Electronics has rented the plant.	92% owned by Sino Olympics Industrial Limited and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd.
Sino Olympics Industrial Limited	The representative of Song’s brothers

According to the lease agreement between Diguang Electronics and Dongguan Diguang Electronic Science & Technology Co., Ltd., a company 92% owned by Sino Olympics Industrial Limited and 8% owned by Shenzhen Diguang Engine & Equipment Co., Ltd., dated March 30, 2005, Diguang Electronics agreed to pay the rental of RMB380,000 per month, including all maintenance fees based on the prevailing market price for a similar facility to be leased in Dongguan area. The lease terms start from February 1, 2005 to January 31, 2010. Both parties agreed that the rental for three months from February to April 2005 shall be waived as Diguang Electronics had to finish its interior remodeling during this period. Based on the above agreement, the Company recorded the monthly rental of RMB361,000 on a straight-line basis. As of December 31, 2006, the related party receivable from Dongguan Diguang is $55,997, approximately one-month rental prepaid. During the six months ended June 30, 2007, the Company accrued rental of $280,606 payable to Dongguan Diguang and made payments of $283,858 to that entity, resulting in a related party trade receivable of $59,249 as of June 30, 2007. For cash flow reporting purposes, net result of these activities were included in operating activities.

According to the Board resolution on September 26, 2006, Diguang Electronics decided to make a loan of $2 million to Dongguan Diguang through a bank at the current market rate for this type of loan, which would be used for the construction of the new production facility and dormitory in Dongguan area. On September 30, 2006, Diguang Electronics entered into a loan agreement with Dongguan Diguang, which limits the borrowing up to RMB16 million and requires interest payment at a rate consistent with the market rate. On September 30, 2006, Diguang Electronics advanced RMB3,040,000 being the principal with a 5.5% interest rate to Dongguan Diguang through China Merchants Bank, Shenzhen Nanyou Branch. On October 10, 2006, Diguang Electronics advanced RMB12,960,000 being the principal with a 5.5% interest rate to Dongguan Diguang through China Merchants Bank, Shenzhen Nanyou Branch. And on June 30, 2007, the cumulative interest for the loan is RMB660,000, resulting in a related party loan receivable of $2,188,649, The loan will mature on November 30, 2007.

NOTE 6 ─ EQUITY TRANSACTIONS

In accordance with the signed Share Exchange Agreement, the shareholders of Diguang International Holdings Limited will be granted certain incentive shares if the Company (post reverse merger) meets certain financial performance criteria. The incentive shares and financial performance criteria are as follows:

	Total Incentive Shares	2006	2007	2008	2009
Sino Olympics Industries Limited	6,000,000	500,000	1,500,000	2,000,000	2,000,000
After-tax Profit Target (in million) (1)		$15.7	$22.8	$31.9	$43.1

(1) After-tax profit targets shall be the income from operations, less taxes paid or payable with regard to such income, excluding the effect on income from operations, if any, resulting from issuance of Incentive Shares in any year.

The Company accounts for the transactions of issuing these incentive shares based on the fair value on the grant date. Under SFAS 123R, the Company assesses whether it is probable at the grant date the awards would be earned and if it is probable the expense would be recorded over the period, which in this case is specified as whether the shareholders of Diguang International Development Co., Ltd. can earn any of the above presented shares each year. The Company estimated, based on the results for the six months ended June 30, 2007, that the after-tax profit target for the entire year 2007 would not be met and did not record any share-based compensation for Song Brothers during this reporting period.

NOTE 7 ─ STOCK OPTIONS

The Company adopted Statement of Financial Accounting Standards No.123 (revised 2004), “Share-Based Payment” (FAS 123(R)). The Company recognized the share-based compensation based on the grant-date fair value estimated in accordance with the provisions of FAS 123(R). During the six months ended June 30, 2007, the Company granted 26,000 stock options with an exercise price at $ 5.00 per share to two employees. The Company used Black-Scholes option pricing model to determine the fair value of stock options on the grant date. The fair value of 26,000 options was approximately $2.18 per share, resulting in a share-based compensation totaling $56,680. Of the total fair value of 56,680, $9,237 was recognized as expenses under the graded method and the remaining balance would be recognized over the vesting period. As of June 30, 2007, 133,722 shares of stock options became exercisable.

Assumptions

The fair value of each stock option granted was estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions, assuming no expected dividends:

	June 30,
	2006	2007

Expected volatility	48.04%	105.04%
Weighted average volatility	N/A	N/A
Expected term	7 years	7 years
Risk free interest rate	4.60%	4.51%

NOTE 7 ─ STOCK OPTIONS (Continued)

The expected volatilities are based on the historical volatility of the Company’s stock. The observation is made on a daily basis. The period of observation covered was from January 1, 2005 to March 1, 2007. The expected terms of stock options are based on the average vesting period and the contractual life of stock options granted. The newly granted 26,000 shares of stock options granted to two employees vest on each of the first four anniversaries of the granting date. The risk-free rate is consistent with the expected terms of stock option and based on the U.S. Treasury yield curve in effect at the time of grant. The Company estimated the forfeiture rate of its stock options was 6.13%.

Stock Option Plan

The Company’s 2006 Stock Incentive Plan, the “2006 Plan”, which is shareholder-approved, permits the grant of stock options to its employees up to 1,500,000 shares of common stock. The Company believes that such awards better align the interests of its employees with those of its shareholders. Option awards are generally granted with an exercise price per share equal to the market price of the grant date. These options have up to ten-year contractual life term. Awards generally vest over four years in equal installments on the next four succeeding anniversaries of the grant date. The share-based compensation will be recognized based on graded method over the four years or over the three years regarding the options granted to directors in order to match their directorship terms. A summary of option activities under the 2006 Plan during the six months ended June 30, 2007 is presented as follows:

Stock Options	Shares	Weighted- Average Exercise Price	Weighted - Average Remaining Contractual Term	Aggregate Intrinsic Value at Reporting Date
Outstanding at January 1, 2007	506,000	$5.00	8.67	-
Granted	26,000	5.00	9.67	-
Exercised	-	-	-	-
Forfeited or expired	(83,334)	5.00	8.67	-
Outstanding at June 30, 2007	448,666	5.00	8.72	$-
Exercisable at June 30, 2007	133,722	$5.00	8.67	$-

(Note: The trading price of the Company’s common stock at June 30, 2007 was $1.75 per share. Therefore, no intrinsic value reported.)

A summary of the status of the Company’s non-vested stock options during the six months ended June 30, 2007 is presented below:

Non-Vested Options	Shares	Weighted-Average Grant Date Fair Value
Non-vested at January 1, 2007	472,667	$11.10
Granted	26,000	2.18
Vested	(100,389)	11.10
Forfeited or expired	(83,334)	11.10

Non-vested at June 30, 2007	314,944	$10.36

NOTE 7 ─ STOCK OPTIONS (Continued)

As stock-based compensation expense recognized in the unaudited consolidated statements of income for the six months ended June 30, 2006 and 2007 was based on awards ultimately expected to vest, it has been reduced for estimated forfeitures. SFAS 123(R) requires forfeitures to be estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates. Forfeitures were estimated based on historical experience. For the six months ended June 30, 2006 and 2007, stock-based compensation expenses recognized were $1,060,408 and $785,020, respectively.

NOTE 8 ─ ACQUIRING 65% INTEREST OF NORTH DIAMOND

On January 3, 2007, the Company acquired 65% interest in North Diamond and the purchase price determined in accordance with the Amended and Restated Purchase Option Agreement was $1,977,864, of which $97,507 was the interest paid at a rate of 6% per annum in line with the amount of capital infused and the time length in which the capital was infused. This transaction was accounted for as assets exchanged between the entities under common control in accordance with Appendix D of SFAS No. 141, as the owners of the 65% of North Diamond also own greater than 50% of the Company. The amount of cash consideration exceeded the historical cost of the investment on the parent company’s book was deemed as dividends.

The historical value of total assets and total liabilities and resulting net assets at North Diamond were as follows:

January 1, 2007

Assets at carrying value:
Cash and cash equivalents	$1,508,719
Accounts receivable	1,377,604
Other receivables	27,694
Inventory	387,802
Advance to suppliers	43,226
Property and equipment, net	956,412

Total assets at North Diamond	4,301,457

Liabilities at carrying value:
Accounts payable	1,023,468
Payroll accrual	47,454
Other payables	233,412
Accrued liabilities	17,022

Total liabilities at North Diamond	1,321,356

Net assets at carrying value	$2,980,101

Purchase price	$1,977,864
65% net assets at carrying value	1,937,066
Deemed dividends paid	$40,798

Since the financial information for the six months ended June 30, 2006 did not include the financial information of North Diamond, the pro forma information presented below will provide the information of financial performance as if the acquisition took place on January 1, 2006.

NOTE 8 ─ ACQUIRING 65% INTEREST OF NORTH DIAMOND (Continued)

	Historical Information		Pro Forma	Pro Forma
	The Company	North Diamond	Adjustment	Information
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Net sales	$17,739,174	$982,522	$(89,775)	$18,631,921

Net income	$2,782,802	$(128,812)	$(39,995)	$2,613,995

Basic earnings per share	$0.13			$0.13
Diluted earnings per share	$0.13			$0.12

Basic weighted average number of common shares outstanding	20,769,420			20,769,420

Diluted weighted average number of common shares outstanding	20,985,087			20,985,087

* The pro forma adjustment was resulted from the inter-company transactions between the Company and North Diamond during the six months ended June 30, 2006.

NOTE 9 ─ EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted net earnings per share for the periods indicated:

	Six Months Ended June 30,		Three Months Ended June 30,
	2006	2007	2006	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Numerator:
Net income (loss) attributable to common shareholders	$2,782,802	$(1,720,661)	833,404	$(647,598)
Net income (loss) used in computing diluted earnings per share	$2,782,802	$(1,720,661)	833,404	$(647,598)

Denominator:
Weighted average common shares outstanding - basic	20,769,420	22,593,000	22,593,000	22,593,000
Potential diluted shares from stock options granted	215,667	-	326,392	-
Weighted average common share outstanding - diluted	20,985,087	22,593,000	22,919,392	22,593,000

Basic earnings per share	$0.13	(0.08)	$0.04	$(0.03)
Diluted earnings per share	$0.13	(0.08)	$0.04	$(0.03)

NOTE 10 ─ SEGMENT REPORTING

The Company currently operates only in one business segment. As the Company’s major production base is in China while export revenue and net income in overseas entities accounted for a significant portion of total consolidated revenue and net income, management believes that the following tables present useful information to chief operation decision makers for measuring business performance, financing needs, and preparing corporate budget, etc.

	Six Months Ended June 30,		Three Months Ended June 30,
	2006	2007	2006	2007
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Sales to China domestic customers	$2,153,909	$4,367,754	$582,371	$2,273,817
Sales to international customers	15,585,265	11,290,754	8,405,625	6,622,604

	$17,739,174	$15,658,508	$8,987,996	$8,896,421

	China	International
	Customers	Customers	Total

As of June 30, 2006
Revenue	$2,153,909	$15,585,265	$17,739,174
Gross margin	32%	36%	36%
Receivable	663,239	6,016,809	6,680,048
Inventory	3,711,681	-	3,711,681
Property and equipment	2,307,068	-	2,307,068
Expenditures for long-lived assets	2,172,719	-	2,172,719

As of June 30, 2007
Revenue	$4,367,754	$11,290,754	$15,658,508
Gross margin	25%	13%	16%
Receivable	4,561,640	6,844,101	11,405,741
Inventory	6,549,228	-	6,549,228
Property and equipment	8,395,123	-	8,395,123
Expenditures for long-lived assets	2,910,149	-	2,910,149

NOTE 11 ─ SIGNIFICANT EVENTS

On November 18, 2006, Shenzhen Diguang Electronics Co., Ltd., “Diguang Electronics”, and Diguang International Holdings Limited, “Diguang Holdings”, entered into a Sino-Foreign Equity Joint Venture Agreement, the “Joint Venture Agreement”, for the establishment of Wuhan Diguang Electronics Co., Ltd., “Wuhan Diguang”. Pursuant to the Joint Venture Agreement, Diguang Electronics and Diguang Holdings shall set up Wuhan Diguang in Wuhan, Hubei Province, the People’s Republic of China, with a registered capital of $1 million, of which 70% shall be infused by Diguang Electronics and the remaining 30% by Diguang Holdings. The business scope of Wuhan Diguang shall be “manufacture and sale of flat panel display, LED optical-electronic parts, fuse, LCD module, back light and electronic spare parts”.

Wuhan Diguang was then established on March 13, 2007 and its business license issued by Wuhan Municipal Administrative Bureau for Industry and Commerce is valid for 20 years expiring on March 12, 2027. In accordance with the Joint Venture Agreement, the registered capital of Wuhan Diguang shall be contributed in three installments, with the first one ($150,000) made in three months after the issuance of the business license, the second one ($300,000) made in twelve months after the issuance of the business license, and the last one ($550,000) made in eighteen months after the issuance of the business license.

NOTE 11 ─ SIGNIFICANT EVENTS (Continued)

As of June 30, 2007, $700,000 has been infused by Diguang Electronics, and $300,000 has been infused by Diguang Holdings. The capital infused was verified on June 1, 2007 by Wuhan Jingkai Accountant Firm.

On June 29, 2007, in accordance with a Board resolution, the Company made $2,198,992 (RMB17 million) of investment for the purchasing of the land usage rights of 34,930 square meters of industrial land in Guangming High-Tech Industry Park in Shenzhen, the PRC, for 50 years, which was recorded in Plant, Property and Equipment line item. The land must be mainly used for developing and producing New-style Efficiency Semiconductor, TFT-LCD, in accordance with the agreement of High-Tech Industry Park Office.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

THIS REPORT CONTAINS FORWARD-LOOKING STATEMENTS, INCLUDING STATEMENTS THAT INCLUDE THE WORDS "BELIEVES," "EXPECTS," "ESTIMATES," "ANTICIPATES" OR SIMILAR EXPRESSIONS. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS THAT MAY CAUSE OUR ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. RISK FACTORS INCLUDE, BUT ARE NOT LIMITED TO, COSTS ASSOCIATED WITH FINANCING NEW PRODUCTS; OUR ABILITY TO COST-EFFECTIVELY MANUFACTURE OUR PRODUCTS ON A COMMERCIAL SCALE; THE CONCENTRATION OF OUR CURRENT CUSTOMER BASE; COMPETITION; OUR ABILITY TO COMPLY WITH APPLICABLE REGULATORY REQUIREMENTS; POTENTIAL NEED FOR EXPANSION OF OUR PRODUCTION FACILITY; THE POTENTIAL LOSS OF A STRATEGIC RELATIONSHIP; INABILITY TO ATTRACT AND RETAIN KEY PERSONNEL; MANAGEMENT'S ABILITY TO EFFECTIVELY MANAGE OUR GROWTH; DIFFICULTIES AND RESOURCE CONSTRAINTS IN DEVELOPING NEW PRODUCTS; PROTECTION AND ENFORCEMENT OF OUR INTELLECTUAL PROPERTY AND INTELLECTUAL PROPERTY DISPUTES; COMPLIANCE WITH ENVIRONMENTAL LAWS; CLIMATE UNCERTAINTY; CURRENCY FLUCTUATIONS; CONTROL OF OUR MANAGEMENT AND AFFAIRS BY PRINCIPAL SHAREHOLDERS

THE READER SHOULD CAREFULLY CONSIDER, TOGETHER WITH THE OTHER MATTERS REFERRED TO HEREIN, THE INFORMATION CONTAINED UNDER THE CAPTION "RISK FACTORS" IN OUR CURRENT REPORT ON FORM 8-K FILED WITH THE COMMISSION ON MARCH 21, 2006 FOR A MORE DETAILED DESCRIPTION OF THESE SIGNIFICANT RISKS AND UNCERTAINTIES. WE CAUTION THE READER, HOWEVER, NOT TO UNDULY RELY ON THESE FORWARD-LOOKING STATEMENTS.

RISK FACTORS

Investment in our common stock involves risk. You should carefully consider the investing risks before deciding to invest. The market price of our common stock could decline due to any of these risks, in which case you could lose all or part of your investment. In assessing these risks, you should also refer to the other information included in this prospectus, including our consolidated financial statements and the accompanying notes. You should pay particular attention to the fact that we are a holding company with substantial operations in China and are subject to legal and regulatory environments that in many respects differ from that of the United States. Our business, financial condition or results of operations could be affected materially and adversely by any of the risks discussed below and any others not foreseen. This discussion contains forward-looking statements.

Business Overview

We specialize in the design, production and distribution of small to medium-sized Light Emitting Diode, “LED”, and Cold Cathode Fluorescent Lamp, “CCFL”, backlights for various Thin Film Transistor Liquid Crystal Displays, “TFT-LCD”, and Super-Twisted Nematic Liquid Crystal Display, “STN-LCD”, Twisted Nematic Liquid Crystal Display, “TN-LCD”, and Mono LCDs, taken together, these applications are referred to as “LCD” applications.  Those applications include color displays for cell phones, car televisions and navigation systems, digital cameras, televisions, computer displays, camcorders, PDAs and DVDs, CD and MP3/MP4 players, appliance displays and the like.

We conduct that business principally through the operations of Diguang Electronics and Dihao (Yangzhou) Co., Ltd., “Dihao”.  As of June 30, 2007, Diguang Electronics has approximately 2,025 full-time employees as of June 30, 2007, which number of employees changes from time to time as needed. Dihao is headquartered in Shenzhen, China, with additional offices and backlight manufacturing operations in Dongguan, China. As of June 30, 2007, Dihao has approximately 357 full-time employees, which number of employees changes from time to time as needed. Dihao is a subsidiary of North Diamond, 65% of which was recently acquired on January 3, 2007 by the Company. Wuhan Diguang Electronics Co., Ltd was established as a manufacturing site and an in-house facility mainly for a Taiwan-based customer for large inches of TFT-LCD and it has approximately 194 employees as of June 30, 2007

Well Planner is involved in the import of raw materials into China and export of finished products from China. Well Planner currently has no fixed assets.

Diguang Technology is directly involved with the international buying of raw materials and selling of backlight products for Diguang Electronics.  Diguang Technology purchases raw materials from international suppliers and acts as an international sales group for both Diguang Electronics and Well Planner.  Diguang Technology has no fixed assets.

Well Planner and Diguang Technology have only a few employees.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition presented in this section are based on our financial statements, which have been prepared in accordance with the generally accepted accounting principles in the United States. During the preparation of our financial statements we are required to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates and judgments, including those related to sales, returns, pricing concessions, bad debts, inventories, investments, fixed assets, intangible assets, income taxes and other contingencies. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under current conditions. Actual results may differ from these estimates under different assumptions or conditions.

In response to the SEC’s Release No. 33-8040, “Cautionary Advice Regarding Disclosure about Critical Accounting Policy,” we identified the most critical accounting principles upon which our financial status depends. We determined that those critical accounting principles are related to the use of estimates, inventory valuation, revenue recognition, income tax and impairment of intangibles and other long-lived assets. We present these accounting policies in the relevant sections in this management’s discussion and analysis, including the Recently Issued Accounting Pronouncements discussed below.

Revenue Recognition

Revenue generated from sales of backlight units to customers is recognized when persuasive evidence of an arrangement exists, delivery of the products has occurred, the significant risks and rewards of the ownership have been transferred to the customer, the price is fixed or determinable and collectibility is reasonably assured. Revenue presented on the Company’s income statements is net of sales taxes.

Substantially all of the Company’s sales are subject to the ultimate usage of the products by the Company’s customers. Revenue is not recognized on these transactions until the period in which the Company is able to determine that the products shipped have been used by its customers.

Accounts Receivable

During the normal course of business, we extend unsecured credit to our customers. Typical credit terms require payment to be made within 90 or 120 days of the invoice date. We do not require collateral from our customers.

We regularly evaluate and monitor the creditworthiness of each customer on a case-by-case basis. We include any account balances that are determined to be uncollectible in the allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Based on the information available to management, the Company believes that its allowance for doubtful accounts as of June 30, 2007 and December 31, 2006 was adequate, respectively. However, actual write-off might exceed the recorded allowance.

Inventories

Inventories compose of raw materials and components, work in progress and finished goods, all of which are related to backlight products. Inventories are valued at the lower of cost, based on weighted average method, or the market. Our industry is characterized by rapid technological change, short-term customer commitments and rapid changes in demand. We make provisions for estimated excessive and obsolete inventory based on our regular reviews of inventory quantities on hand and the latest forecasts of product demand and production requirements from our customers. We write down inventories that are not saleable, excessive or obsolete, whether raw materials, work-in-process or finished goods, by charging such write-downs to cost of sales. In addition to write-downs based on newly introduced parts and statistics, judgment is used for assessing provisions for the remaining inventory based on salability and obsolescence.

The increase in inventories is primarily related to finished goods in transit to certain domestic customers at month end and the corresponding revenue would be recognized in the fourth quarter this year subsequent to completion of customs clearance.

Income Taxes

We account for income taxes in accordance with Statement of Financial Accounting Standards No 109, “Accounting for Income Taxes”, “SFAS No. 109”. SFAS No. 109 requires an entity to recognize deferred tax liabilities and assets. Deferred tax assets and liabilities are recognized for the future tax consequence attributable to the difference between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are measured using the enacted tax rate expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Effective January 1, 2007, the Company adopted the FASB’s Interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on de-recognition of tax benefits, classification on the balance sheet, interest and penalties, accounting in interim periods, disclosure, and transition. In accordance with FIN 48, the Company performed a self-assessment based on the information available and concluded that there were no significant uncertain tax positions requiring recognition in its financial statements.  The Company classifies interest and/or penalties as part of income tax provision, which was zero during the three months ended June 30, 2007.

Well Planner is subject to corporate income tax under Hong Kong Inland Revenue jurisdiction. However, Well Planner does not have Hong Kong sourced income. In accordance with Hong Kong tax regulation, Well Planner has not been taxed since its inception.

There is no income tax for companies domiciled in BVI. Accordingly, Diguang Technology and North Diamond have not presented any income tax provision related to British Virgin Islands tax jurisdiction.

Diguang Electronics is registered at Shenzhen and subject to a favorable income tax rate at 15% compared to a statutory income tax rate of 33%, 30% for the Chinese central government and 3% for the local government, under the current Chinese tax laws because Shenzhen is a special zone designated by the Chinese central government to attract foreign investments. Diguang Electronics has been designated a high-tech company by Shenzhen Bureau of Science, Technology & Information. Under this category, Diguang Electronics is entitled to enjoy a 50% exemption from corporate income tax at the rate of 15% for the three years from January 1, 2004 to December 31, 2006. However, in accordance with the Rules for the Implementation of the Chinese Income Tax law for Enterprises with Foreign Investment and Foreign Enterprises prescribed by the Chinese central government, the minimum corporate income tax rate should be 10% within the three years ended December 31, 2004, 2005, and 2006. We recorded the income tax provision based on 10% of corporate income tax rate for the years ended December 31, 2004, 2005 and 2006 considering that the difference between the 7.5% rate implemented by the local tax authority and the 10% rate in terms of the rules prescribed by the Chinese central government should be recognized as income tax payable for conservative consideration. And for the year of 2007, the income tax rate is 15%.

Dihao is registered in Yangzhou and subject to a favorable income tax rate at 24% compared to a statutory income tax rate of 33%, 30% for the Chinese central government and 3% for the local government, under the current Chinese tax laws because Yangzhou Development Zone is a special zone designated by the Chinese central government to attract foreign investments. Dihao has been designated a high-tech company by Yangzhou Bureau of Science, Technology and Information. Under this category, Dihao is entitled to enjoy a 100% exemption of corporate income tax for the first two years from the first profit-making year and a 50% exemption of corporate income tax for the following three years in accordance with the preferential rules established by Yangzhou local tax authority on August 2, 1999. Therefore, there is no income tax for Dihao in 2007.

Wuhan Diguang Electronics Co., Ltd., “Wuhan Diguang”, has been designated a foreign investment company. Under this category, Wuhan Diguang has been entitled to enjoy a 100% exemption of corporate income tax for the first two years from the first profit-making year and a 50% exemption of corporate income tax for the following three years in accordance with the preferential rules established by Wuhan local tax authority. Therefore, there is no income tax for Wuhan Diguang in the year of 2007. After the favorable income tax period, Wuhan Diguang will be subject to a statutory income tax rate of 33%, 30% for the central government and 3% for the local government.

Diguang International Development Co., Ltd. was established under the laws of the State of Nevada and is subject to U.S. federal income tax and one state income tax. For U.S. income tax purposes no provision has been made for U.S. taxes on undistributed earnings of overseas subsidiaries with which the Company intends to continue to reinvest. It is not practicable to estimate the amount of additional tax that might be payable on the foreign earnings if they were remitted as dividends, or lent to the Company, or if the Company should sell its stock in the subsidiary. The predecessor company accumulated certain net operation loss carry forwards; however, due to the changes in ownership, the use of these net operation loss carry forwards may be limited in accordance with U.S. tax laws.

Because the consolidated financial statements were based on the respective entities’ historical financial statements, the respective effective income tax rate for the periods reported only represents the effect of actual income tax provisions incurred in Diguang Electronics, Dihao and Diguang International Development Co., Ltd.

The new tax law, Enterprise Income Tax Law of The People’s Republic of China, was passed by the 5th Session of the 10th National People’s Congress on March 16, 2007. According to it, the rate of enterprise income tax shall be 25%, effectively from January 1, 2008. The Company does not expect that the contemplated implementation of this Law has significant impact on its financial position and results of operation.

Impairment of Long-Lived Assets

We review long-lived assets for impairment when certain indicators are present that suggest the carrying amount may not be recoverable. This review process primarily focuses on other intangible assets from business acquisitions and property, plant and equipment. Factors considered include the under-performance of a business compared to expectations and shortened useful lives due to planned changes in the use of the assets. Recoverability is determined by comparing the carrying amount of long-lived assets to estimate future undiscounted cash flows. If future undiscounted cash flows are less than the carrying amount of the long-lived assets, an impairment charge would be recognized for the excess of the carrying amount over fair value determined by either a quoted market price, if any, or a value determined by utilizing a discounted cash flow technique. Additionally, in the case of assets that will continue to be used by us in future periods, a shortened life may be utilized if appropriate, resulting in accelerated amortization or depreciation based upon the expected net realizable value of the asset at the date the asset will no longer be utilized by us. Actual results may vary from estimates due to, among other things, differences in operating results, shorter asset useful lives and lower market values for excess assets.

Share-Based Payments

We adopted Statement of Financial Accounting Standards No 123(R): “Share-Based Payments” (SFAS 123R) effective January 1, 2006. SFAS 123R amends existing accounting pronouncements for share-based payment transactions in which an enterprise receives employee and certain non-employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. SFAS 123R generally requires such transactions be accounted for using a fair-value-based method. As the Company has never issued any stock options and warrants before January 1, 2006 and issued certain stock options on March 1, 2006, the Company accounted for the stock option granted using a fair-value-based method in accordance with SFAS No. 123R.

Results of Operations

Comparison of three months ended June 30, 2007 and 2006

Revenue

Net revenue was approximately $8.9 million for three months ended June 30, 2007, a decrease of $92,000 or 1%, compared to $9.0 million for the same period of the prior year. The slight decline in revenue was due to an increase in delivery of backlights to some newly developed international large customers and domestic customers despite the overall pricing pressure in the backlight industry and a decrease in delivery to our long-time major customers for LCD assembly as a result of the general shortage in supplies in TFT-LCD materials this year. With limited allocation and strong demand of the materials, the unbalanced situation is expected to be eased at the end of this year. Our significant portion of revenue, derived from selling CCFL and LED backlights for production of LCD monitors, was affected by pricing pressure on LCD monitors due to price erosion in the end market. However, our strategy was to improve our product mix in favor of higher-priced products in the categories such as CCFL for automobile TV and large size CCFL for TFT-LCD. This strategy mitigated some of the impact of the pricing pressure on our financial results.

Our total net revenue can be divided into international sales and domestic sales as follows:

	Three months ended June 30,
	2006	2007
International sales	8,406,000	6,623,000
Domestic sales	582,000	2,274,000
Total	8,988,000	8,896,000

Sales to international customers totaled $6.6 million for the three months ended June 30, 2007, a decrease of $1.8 million or 21%, compared to $8.4 million for the same period of the prior year. The decrease in revenue was primarily due to reduced unit prices as a result of the pricing pressure and a general market shortage of LCD raw materials for the TFT-LCD panel assembly industry this quarter. Despite this, we were able to secure certain large Taiwanese and Korean customers. Also, by integrating our marketing capabilities through the acquisition of a 65% interest in North Diamond, which owns a backlight manufacturing company in Yangzhou at the beginning of 2007, we were able to establish a foothold in Eastern China, mitigating the pricing pressure. Revenue generated by the joint venture company amounted to $1.9 million for the quarter ended June 30, 2007, which is 151% growth over the preceding quarter and the backlight products were delivered to the Taiwanese customers in Eastern China. After our maiden delivery of large size 19” CCFLs to one of the large Taiwanese-owned LCD panel makers in the first quarter of 2007, we are now increasing our exposure to the Taiwanese TFT-LCD industry. Despite a general reduction in product prices, sales to Taiwanese customers increased to $3.4 million for the quarter ended June 30, 2007, an increase of $1.2 million or 55%, compared with $2.2 million for the same period of the prior year. Due to the changes in TFT-LCD market conditions faced by our major Hong Kong customers in the quarter ended June 30, 2007, sales to our Hong Kong customers were $1.8 million, a decrease of $2.5 million or 58%, compared with $4.3 million in the same period of the prior year. In addition, there was a decrease in delivery of products to other destinations in certain European countries, and Philippines for the bulky volume of CCFL backlights for portable DVD amounting to $270,000 for the second quarter of 2006 but zero for the second quarter of 2007. Despite the decrease, we are working with one of the top TFT-LCD panel makers after being selected as an in house supplier for the higher-priced 19” CCFL products. This would assist us to be more familiar with the new backlight technology and to enhance our capacity.

Sales to domestic customers were $2.3 million for the three months ended June 30, 2007, an increase of $1.7 million or 290%, compared to $582,000 for the same period of the prior year. However, we continued to increase sales to a giant Korea-based customer in Southern China amounting to $571,000 for the quarter ended June 30, 2007, following the maiden delivery in the first quarter in the current year. The main reason for the increase in our sales to the Korean customers is China’s becoming a major potential manufacturing country of TFT-LCD products due to its low labor cost and other competitive costs so that most of the top and secondary tier LCD panel makers have shifted their sources of supply to China from their existing upstream and midstream vendor chains. Accordingly, we believe this shift would provide a vast opportunity for us to venture into the larger size CCFL backlight market, which is our core competency, and probably the related industries such as LED TV backlight and LCD assembly. The remaining increase was primarily due to exploration of new customers despite a decrease in product prices in the competitive market. Despite the lower margin, we could enlarge our customer base to secure more market share. The increase is due to more sales of backlights for LCD products and the electrical product markets in China.

From the product mix aspect, our sales can be divided into two main categories: CCFL and LED products as follows.

	Three months ended June 30,
	2006	2007
CCFL	6,100,000	4,800,000
LED	2,900,000	4,100,000
Total	9,000,000	8,900,000

During the three months ended June 30, 2007, CCFL products accounted for 54% of our total sales revenue, compared to 68% for the same period of the prior year. Sales of CCFL backlights totaled $4.8 million for the quarter ended June 30, 2007, a decrease of $1.3 million or 21%, compared to $6.1 million for the same period of the prior year. The decrease in revenue from sales of CCFL was primarily due to a decline in unit prices as a result of changes in market demands as well as the significant drop in sales to a major Hong Kong based customer due to the unstable TFT-LCD raw materials supply experienced this year. Despite the prevailing drop in unit prices for CCFL products, we successfully boosted the sales of higher-priced products within the CCFL category, such as backlights for automobile TV and the continued supply of larger size 19” CCFL to a Taiwanese customer this quarter, mitigating the effect of the pricing pressure. Moreover, our joint venture company in Yangzhou also supplied comparatively higher-priced CCFL products to its customers in this quarter.

LED backlight products accounted for the remainder of the total sales revenues. Sales of LED backlight products totaled $4.1 million for the three months ended June 30, 2007, an increase of $1.2 million or 41%, compared to $2.9 million for the same period of the prior year. The increase is due to more new and existing customers for small inch LCD products, mobile phones and electrical products. Moreover, our joint venture company in Yangzhou made a maiden delivery of LED products to its customers in this quarter and the revenue contributed to $1.2 million or 14% of the overall group revenue for this quarter. The shift of LED products recorded 46% for the second quarter ended June 30, 2007, which is higher than 42% for the first quarter ended March 31, 2007 and 32% for the second quarter ended June 30, 2006.

Cost of Sales

Since the basic materials for all backlight products are similar, we shall discuss cost of sales in aggregate for all products. Cost of sales was $7.7 million for the three months ended June 30, 2007, an increase of $2 million, or 35%, compared to $5.7 million for the same period of the prior year. The increase in cost of sales for the quarter ended June 30, 2007 was higher than the 1% decrease in total revenue for the same period.

Raw material cost was $5,846,000 for the three months ended June 30, 2007, an increase of $1,638,000 or 39% compared to $4,208,000 for the same period of the prior year. As a percentage of total revenue, raw materials accounted for 66% in the second quarter in 2007, compared with 47% in the same period of the prior year. The reason for the sharp increase is due to the company’s one-off inventory write-down for aging and obsolete inventory amounting to $308,000 for this quarter. Moreover, we could not decrease our procurement cost in the same percentage as the reduction in our revenue because some of the components are market-driven and supply is limited. And some of our new products were sold with a low margin, due to our having to remain active in the backlight market and trying to increase our market share in order to enhance our reputation and image among our customers. We also had tried very hard to develop new customers and faced tough price negotiation in order for us to become their supplier. Both factors contributed to the increase of raw material cost percentage of total revenue.

Labor cost was $1.1 million for the three months ended June 30, 2007, compared to $802,000 for the same period of the prior year. The 34% increase in labor cost was higher than decrease in the revenue of 1% for the second quarter of 2007. Due to minimum wage requirements, annual compensation raises, and an increase in headcounts of the in-house film cutting and LED assembling lines, the general trend was a gradual increase in labor costs. The percentage of labor cost to revenue for the second quarter in 2007 is 12%, an increase of 3%, compared with 9% for the same period in 2006, but a decrease of 2% compared with 14% for the first quarter in 2007, due to production economies of scale for the second quarter in 2007.

Production overhead was $805,000 for the three months ended June 30, 2007, an increase of $90,000 or 13%, compared to $714,000 for the same period of the prior year. The revenue for the second quarter in 2007 declined by 1%, but the production overhead increased because it was semi-variable in nature. In addition, the depreciation expense from the newly established production lines for planned production of the large size 19” CCFL products contributed to the higher increase since we commenced to launch these products not at the optimal quantities to achieve the economics of scale for the second quarter ended June 30, 2007. Moreover, we have incurred $337,000 of production overhead in connection with the in-house facilities, newly set up on March 13, 2007 in Wuhan for the production of increasingly large volume orders for the backlight of large size LCD flat screen mainly for a large Taiwanese customer, and the production did not get to the economies of scale for the quarter ended on June 30, 2007. The percentage of production overhead to revenue for the second quarter in 2007 is 9%, compared with 8% for the same period in 2006 and 11% for the first quarter in 2007.

Gross Margin

The overall gross margin for the quarter ended June 30, 2007 was 13%, a 23% decrease, compared to 36% gross margin for the same period of the prior year. During the second quarter of 2007, we suffered a huge price reduction pressure on our products, which has resulted in an average decline of 12% on the unit price of our old products also sold in the same period of the prior year, and we were unable to shift the entire reduction pressure to our suppliers; and some of the new products, backlight for 19” CCFL LCD and mobile phones, etc., were launched to the customers at a competitive price to win the contract in this quarter of 2007. The lower gross margin for new customers may continue in next quarter but we endeavor to improve the gross margin by increasing the revenue and reducing the procurement cost in long run. The above two factors contributed to a decrease in gross margin by 12%. In addition, certain component costs in the customers’ specification are in the high level and we could not pass the increased costs to our customers. Coupling with the increase in labor cost and production overhead, all these factors contributed to a lower gross margin by 4%. The one-off inventory write down and the production cost in the trial run and commissioning period before the mass production stage for the in-house facilities in Wuhan also increased the cost of sales by $633,000 or pushed downwards the gross margin by 7.3% and after adjusting for this unfavourable factor, we can maintain a gross margin of approximately 20.3% in the second quarter in 2007 compared with 19.8% in the first quarter in 2007. In addition, the unfavorable general price reduction pressure for our product sales is also mitigated by purchasing components and raw materials at a lower price following the general market trend. The gross margin generated by Dihao (Yangzhou) Co., Ltd., “Dihao”, is 21% for the second quarter in 2007 compared with 19.7% in the preceding quarter as a result of quarter to quarter growth in revenue of 151% and increased sale of higher-priced products including the maiden sale of LED products in the second quarter.

Regarding international sales, our gross margin was approximately 11%, a 26% decrease, compared to 37% for the same period of the prior year due to the price reduction pressure from end users who are LCD panel makers. Regarding domestic sales, our gross margin was approximately 23%, a 9% decrease, compared to 32% for the same period of the prior year.

Selling Expenses

Selling expenses were $337,000 for the three months ended June 30, 2007, a decrease of $202,000 or 37%, compared to $539,000 for the prior period. The decrease was primarily attributable to the commissions paid amounting to $24,000 in the second quarter in 2007, a decrease of $230,000 or 90%, which was paid to our trade agencies for marketing activities for existing and prospective customers, compared with $254,000 for the same period in prior year. In the meantime, we increased the number of our sales representatives and raised the sales incentives, resulting in increased expenses of $15,000. During the quarter ended June 30, 2007, advertising and trade shows expenses, and transportation expenses also contributed to a decrease of $15,000 and $28,000 respectively. As a percentage of total sales revenue, selling expenses were approximately 3.8% for the three months ended June 30, 2007 and 6% for the same period of the prior year, respectively.

Research and Development

For the three months ended June 30, 2007, the net research and development expenses were $394,000, an increase of $107,000 or 37%, compared to $287,000 for the same period of the prior year. The increase was mainly attributed to the payroll expenses related to our engineers performing research and development functions amounting to $198,000, an increase of $117,000 or 144%, compared with $81,000 for the same period in the prior year. However, the increase was mitigated by the decrease of $10,000 in material consumption. As a percentage of total sales revenue, research and development expenses were approximately 4.4% and 3.2% for the quarter ended June 30, 2007 and 2006 respectively.

General and Administrative Expenses

General and administrative expenses were $1.1 million for the three months ended June 30, 2007, a decrease of $462,000 or 31%, compared to $1.5 million for the prior year. The decrease was attributed mainly to the recognition of share-based compensation of approximately $160,000 in the second quarter ended June 30, 2007, a decrease of $635,000 or 80%, compared with $795,000 for the same period in the prior year, following the resignation of the former chief financial officer and the two independent directors in the second quarter ended June 30, 2007. In addition, $95,000 less professional fees were incurred in the second quarter in 2007, compared with the same period in the prior year because certain professional services were rendered in the second quarter in 2006 in connection with the reverse merger which took place on March 17, 2006. Start-up expenses in connection with the new manufacturing facilities in Wuhan contributed to an increase of $103,000 for the quarter ended June 30, 2007. And an increase of $78,000 in lease expense, an increase of $27,000 in depreciation expenses mainly for the new office building in Shenzhen, which was purchased in 2006 and put into use in March of 2007, and an increase of $60,000 for office expenses, such as telecommunication fees, business travel expenses and office instrument consumption, mitigated the decrease in the recognition of share-based compensation. As a percentage of total sales revenue, general and administrative expenses represented 14% and 17% for the quarter ended June 30, 2007 and 2006, respectively. Excluding the stock compensation expense, the current general and administrative expense for the period ended June, 2007 and 2006 represented 12% and 8% of total sales revenue respectively.

Interest Income

The net interest income was $71,000 for the quarter ended June 30, 2007, representing a decrease of $16,000 or 18%, compared with an interest income of $87,000 in the same quarter in 2006. We had no interest-bearing debt outstanding during both quarters ended June 30, 2007 and 2006. Interest income was earned on cash generated from operations and unused proceeds from the private placement that took place on March 17, 2006. Interest income for the periods ended June 30 2007 and 2006 represented 0.8% and 0.97% of total sales revenue respectively.

Income Tax Provision

Income tax provision for the quarter ended June 30, 2007 was approximately $19,000, a decrease of $189,000, compared to $208,000 for the prior period. The decrease in income tax provision was attributable mainly to the taxable loss from Diguang Electronics. The taxable loss in Diguang Electronics for the quarter ended June 30, 2007 was $397,000, compared to a taxable income of $3.4 million for the prior period. The tax provision rate for the quarters ended June 30, 2007 and June 30, 2006 was 15% and 10%, respectively. As a percentage of net revenue, income tax provision was 0.2% and 2.3% for the three months ended June 30, 2007 and 2006, respectively.

Net Loss

Net loss was $648,000 for the quarter ended June 30, 2007, compared with $833,000 net income for the same period of the prior year. The net loss was arrived after deduction of the minority interest of $110,000 for the 35% interest in North Diamond, from which we acquired a 65% interest on January 3, 2007. The employee stock option program started on March 1, 2006 when 540,000 shares of stock options were granted. As a result, net income was reduced by share-based compensation of $160,000, compared with $795,000 for the same period of the prior year. The decrease in net income was due mainly to a decrease in total sales revenues and an increase in production cost, an increase in operating expenses, which was primarily attributable to an increase in research and development expenses, and offset by a decrease in professional expense, a decrease in selling expenses and increase in other income. As a percentage of revenue, net income fell to -7% for the period ended June 30, 2007 from 9% for the prior period.

Comparison of six months ended June 30, 2007 and 2006

Revenue

Net revenue was approximately $15.7 million for six months ended June 30, 2007, a decrease of $2.0 million or 11%, compared to $17.7 million for the same period of the prior year. The decline in revenue was due to the overall pricing pressure in the backlight industry and a decrease in delivery to our long-time major customers for LCD assembly as a result of the general shortage in supplies in TFT-LCD materials this year. With limited allocation and strong demand of the materials, the unbalanced situation is expected to be eased at the end of this year. However, we were able to diversify our customer base to certain international large customers and to secure more domestic customers. Our significant portion of revenue, derived from selling CCFL and LED backlights for production of LCD monitors, was affected by pricing pressure on LCD monitors due to price erosion in the end market. However, our strategy was to improve our product mix in favor of higher-priced products in the categories such as CCFL for automobile TV and large size CCFL for TFT-LCD. This strategy mitigated some of the impact of the pricing pressure on our financial results.

Our total net revenue can be divided into international sales and domestic sales as follows:

	Six months ended June 30,
	2006	2007
International sales	15,585,000	11,291,000
Domestic sales	2,154,000	4,368,000
Total	17,739,000	15,659,000

Sales to international customers totaled $11.3 million for the six months ended June 30, 2007, a decrease of $4.3 million or 28%, compared to $15.6 million for the same period of the prior year. The decrease in revenue was primarily due to reduced unit prices as a result of the pricing pressure and a general market shortage of LCD raw materials for the TFT-LCD panel assembly industry for some of our long-time customers during the second quarter ended June 30, 2007. Despite this, we were able to secure certain large Taiwanese and Korean customers. Also, by integrating our marketing capabilities through the acquisition of a 65% interest in North Diamond, which owns a backlight manufacturing company in Yangzhou at the beginning of 2007, we were able to establish a foothold in Eastern China, mitigating the pricing pressure. Revenue generated by the joint venture company amounted to $2.7 million for six months ended June 30, 2007 and the backlight products were delivered to the Taiwanese customers in Eastern China. After our maiden delivery of large size 19” CCFLs to one of the large Taiwanese-owned LCD panel makers in the first quarter ended March 31, 2007, we are now increasing our exposure to the Taiwanese TFT-LCD industry. Despite a general reduction in product prices, sales to Taiwanese customers increased to $4.9 million for the six months ended June 30, 2007, an increase of $1.1 million or 30%, compared with $3.8 million for the same period of the prior year. Due to the changes in TFT-LCD market conditions faced by our major Hong Kong customers in the six months ended June 30, 2007, sales to our Hong Kong customers were $4 million, a decrease of $3.4 million or 46%, compared with $7.4 million in the same period of the prior year. In addition, there was a decrease in delivery of products to other destinations in certain European countries, and Philippines for the bulky volume of CCFL backlights for portable DVD amounting to $270,000 for the six months ended June 30, 2006, but zero for the current period. Despite the decrease, we are working with one of the top TFT-LCD panel makers, after being selected as an in house supplier for the higher-priced 19” CCFL products. This would assist us to be more familiar with the new backlight technology and enhance our capacity.

Sales to domestic customers were $4.4 million for the six months ended June 30, 2007, an increase of $2.2 million or 100%, compared with $2.2 million for the same period of the prior year. However, we continued to increase our maiden sales to a giant Korea-based customer in Southern China amounting to $1.3 million for the six months ended June 30, 2007. The main reason for the increase in our sales to the Korean customers is China’s becoming a major potential manufacturing country of TFT-LCD products due to its low labor cost and other competitive costs so that most of the top and secondary tier LCD panel makers have shifted their sources of supply to China from their existing upstream and midstream vendor chains. Accordingly, we believe this shift would provide a vast opportunity for us to venture into the larger size CCFL backlight market, which is our core competency, and probably the related industries such as LED TV backlight and LCD assembly. The remaining increase was primarily due to exploration of new customers despite a decrease in product prices in the competitive market. Despite the lower margin, we could enlarge our customer base to secure more market share. The increase is due to more sales of backlights for LCD products and the electrical product markets in China.

From the product mix aspect, our sales can be divided into two main categories: CCFL and LED products as follows.

	Six months ended June 30,
	2006	2007
CCFL	12,400,000	8,700,000
LED	5,300,000	6,900,000
Total	17,700,000	15,600,000

During the six months ended June 30, 2007, CCFL products accounted for 56% of our total sales revenue, compared to 70% for the same period of the prior year. Sales of CCFL backlights totaled $8.7 million for the six months ended June 30, 2007, a decrease of $3.7 million or 30%, compared to $12.4 million for the same period of the prior year. The decrease in revenue from sales of CCFL was primarily due to a decline in unit prices as a result of changes in market demands as well as the significant drop in sales to a major Hong Kong based customer due to the unstable TFT-LCD raw materials supply experienced this year. Despite the prevailing drop in unit prices for CCFL products, we successfully boosted the sales of higher-priced products within the CCFL category, such as backlights for automobile TV and the supply of larger size 19” CCFL to a Taiwanese customer in the first six months in 2007, mitigating the effect of the pricing pressure. Moreover, our joint venture company in Yangzhou also supplied comparatively higher-priced CCFL products to its customers in the half year ended June 30, 2007.

LED backlight products accounted for the remainder of the total sales revenues. Sales of LED backlight products totaled $6.9 million for the six months ended June 30, 2007, an increase of $1.6 million or 31%, compared to $5.3 million for the same period of the prior year. The increase is due to more new and existing customers for small inch LCD products, mobile phones and electrical products. Moreover, our joint venture company in Yangzhou made a maiden delivery of LED products to its customers in the second quarter ended June 30, 2007 and the revenue contributed to $1.2 million or 14% of the overall group revenue for the second quarter in 2007. The shift of LED products recorded 44% for the six months ended June 30, 2007, which is higher than 30% compared with the six months ended June 30, 2006.

We expect our LED driver shipments will continue to grow and be more sustainable, as the transition from CCFL to LED backlights is becoming more compelling due to its superior performance in contrast ratio, color gamut, localized dimming and low power consumption.

Cost of Sales

Since the basic materials for all backlight products are similar, we shall discuss cost of sales in aggregate for all products. Cost of sales was $13.2 million for the six months ended June 30, 2007, an increase of $1.8 million, or 15%, compared to $11.4 million for the same period of the prior year. The increase in cost of sales for the six months ended June 30, 2007 occurred while there was a decrease of 11% in total revenue for the same period.

Raw material cost was $9,591,000 for the six months ended June 30, 2007, an increase of $1,215,000 or 15% compared to $8,376,000 for the same period of the prior year. As a percentage of total revenue, raw materials accounted for 61% for the first six months in 2007, compared with 47% for the same period of the prior year. The reason for the sharp increase is due to the company’s one-off inventory write-down for aging and obsolete inventory amounting to $308,000 for the first six months. Moreover, we could not decrease our procurement cost in the same percentage as the reduction in our revenue because some of the components are market-driven and supply is limited. And some of our new products were sold with a low margin, due to our having to remain active in the backlight market and trying to increase our market share in order to enhance our reputation and image among our customers. We also had tried very hard to develop new customers and faced tough price negotiation in order for us to become their supplier. Both factors contributed to the increase of raw material cost percentage of total revenue.

Labor cost was $ 2 million for the six months ended June 30, 2007, compared to $1.4 million for the same period of the prior year. The 42% increase in labor cost was higher than the decrease in the revenue of 11% for the first six months in 2007. Due to minimum wage requirements, annual compensation raises, and an increase in headcounts of the in-house film cutting and LED assembling lines, the general trend was a gradual increase in labor costs. The percentage of labor cost to revenue for the first six months in 2007 is 13%, an increase of 5%, compared with 8% for the same period in 2006.

Production overhead was $1,541,000 for the six months ended June 30, 2007, a decrease of $60,000 or 4%, compared to $1,601,000 for the same period of the prior year. The revenue for the first six months in 2007 declined by 11%, but the production overhead only decreased by 4% because it was semi-variable in nature. In addition, the depreciation expense from the newly established production lines for planned production of the large size 19” CCFL products contributed to the lower decrease since we commenced to launch these products not at the optimal quantities to achieve the economics of scale for the first six months ended June 30, 2007. Moreover, we have incurred $337,000 of production overhead in connection with the in-house facilities, newly set up on March 13, 2007 in Wuhan for the production of increasingly large volume orders for the backlight of large size LCD flat screens mainly for a large Taiwanese customer, and the production did not get to the economies of scale for the six months ended in June 30, 2007. The percentage of production overhead to revenue for the first six months in 2007 is 10%, compared with 9% for the same period in 2006.

Gross Margin

The overall gross margin for the six months ended June 30, 2007 was 16%, a 20% decrease, compared to 36% gross margin for the same period of the prior year. During the first six months in 2007, we suffered a huge price reduction pressure on our products, which has resulted in an average decline of 10% on the unit price of our old products also sold in the same period of the prior year, and we were unable to shift the entire reduction pressure to our suppliers; and some of the new products, backlight for 19” CCFL LCD and mobile phones, etc., were launched to the customers at a competitive price to win the contract in the first half of 2007. The lower gross margin for new customers may continue in next quarter but we endeavor to improve the gross margin by increasing the revenue and reducing the procurement cost in long run. The above two factors contributed to a decrease in gross margin by 10%. In addition, certain component costs in the customers’ specification are in the high level and we could not pass the increased costs to our customers. Coupling with the increase in labor cost and production overhead, all these factors contributed to a lower gross margin by 6%. The one-off inventory write down and the production cost in the trial run and commissioning period before the mass production stage for the in-house facilities in Wuhan together increased the cost of sales by $633,000 or pushed downwards the gross margin by 4% and after adjusting this unfavourable factor, we can maintain the gross margin of approximately 20% in the six months in 2007. In addition, the unfavorable general price reduction pressure for our product sales is also mitigated by purchasing components and raw materials at a lower price following the general market trend. The gross margin generated by Dihao (Yangzhou) Co., Ltd., “Dihao”, is 21% for the first six months in 2007 and the quarter to quarter growth in revenue was 151% and increased sale of higher-priced products including the maiden sale of LED products in the second quarter ended June 30, 2007.

Regarding international sales, our gross margin was approximately 13%, a 23% decrease, compared to 36% for the same period of the prior year due to the price reduction pressure from end users who are LCD panel makers. Regarding domestic sales, our gross margin was approximately 25%, a 7% decrease, compared to 32% for the same period of the prior year.

Selling Expenses

Selling expenses were $963,000 for the six months ended June 30, 2007, an increase of $200,000 or 26%, compared to $762,000 for the prior period. The increase was primarily attributable to the increase in transportation cost of $82,000 and travelling and entertainment expenses of $34,000. In the meantime, we increased the number of our sales representatives and raised the sales incentives, resulting in increased expense of $68,000. During the six months ended June 30, 2007, advertising and trade shows expenses, and commissions paid to trade agencies contributed to a decrease of $41,000 and $19,000 respectively. And office expense also contributed to an increase of $76,000. As a percentage of total sales revenue, selling expenses were approximately 6.2% for the six months ended June 30, 2007 and 4.3% for the same period of the prior year, respectively.

Research and Development

For the six months ended June 30, 2007, the net research and development expenses were $558,000, a decrease of $33,000 or 6%, compared to $591,000 for the same period of the prior year. The decrease was mainly attributed to the decrease in mould charges and raw materials for design and development usage by $224,000 which was offset by the increase in payroll expense of $214,000 related to our engineers performing research and development function. And office expense for research and development contributed to a decrease of $23,000. As a percentage of total sales revenue, research and development expenses were approximately 3.6% and 3.3% for the six months ended June 30, 2007 and 2006 respectively.

General and Administrative Expenses

General and administrative expenses were $2.8 million for the six months ended June 30, 2007, an increase of $814,000 or 40%, compared to $2 million for the prior year. The increase was attributed mainly to the increase in payroll expenses for business expansion by $376,000 and the start-up expenses for in-house facilities in Wuhan amounting to $103,000. And the increase of $163,000 in lease expense, the increase of $66,000 in depreciation expense mainly for the new office building in Shenzhen, which was purchased in 2006 and put into use in March of 2007, the increase of $393,000 for office expense, such as telecommunication fees and office instruments consumption, also contributed to the increase of general and administrative expenses. On the other hand, the recognition of share-based compensation amounted to approximately $785,000 in the six months ended June 30, 2007, a decrease of $275,000 or 26%, compared with approximately $1,060,000 for the same period of the prior year, following the resignation of the former chief financial officer and the two independent directors in the second quarter ended June 30, 2007. In addition, $12,000 less professional fees incurred in the six months in 2007 compared with the same period in the prior year because certain professional services were rendered in the second quarter in 2006 in connection with the reverse merger which took place on March 17, 2006. As a percentage of total sales revenue, general and administrative expenses represented 19% and 11% for the six months ended June 30, 2007 and 2006, respectively. Excluding the stock compensation expense, the current general and administrative expense for the six months ended June, 2007 and 2006 represented 14% and 5% of total sales revenue respectively.

Interest Income

The net interest income was $85,000 for the six months ended June 30, 2007, representing a decrease of $20,000 or 19%, compared with an interest income of $105,000 in the same period in 2006. We had no interest-bearing debt outstanding during the six months ended June 30, 2007 and 2006. Interest income was earned on cash generated from operations and unused proceeds from the private placement that took place on March 17, 2006. Interest income for the periods ended June 30 2007 and 2006 represented 0.54% and 0.59% of total sales revenue respectively.

Income Tax Provision

Income tax provision for the six months ended June 30, 2007 was approximately $19,000, a decrease of $316,000, compared to $335,000 for the prior period. The decrease in income tax provision was attributable mainly to the taxable loss from Diguang Electronics. The taxable loss in Diguang Electronics for the six months ended June 30, 2007 was $585,000, compared to the taxable income of $4.7 million for the prior period. The tax provision rate for the six months ended June 30, 2007 and June 30, 2006 was 15% and 10%, respectively. As a percentage of net revenue, income tax provision was 0.12% and 1.9% for the six months ended June 30, 2007 and 2006, respectively.

Net Loss

Net loss was $1.7 million for the six months ended June 30, 2007, compared with $2.8 million net income for the same period of the prior year. The net loss was arrived after deduction of the minority interest of $136,000 for the 35% interest in North Diamond, from which we acquired a 65% interest on January 3, 2007. The employee stock option program started on March 1, 2006 when 540,000 shares of stock options were granted. As a result, net income was reduced by share-based compensation of $785,000, compared with $1,060,000 for the same period of the prior year. The decrease in net income was due mainly to a decrease in total sales revenues and an increase in production cost, an increase in operating expenses, which was primarily attributable to an increase in selling expenses, increase in payroll expenses, start-up expenses in new facilities, and offset by a decrease in professional expense, a decrease in research and development expenses and an increase in other income. As a percentage of revenue, net income fell to -11% for the six months ended June 30, 2007 from 16% for the prior period.

Liquidity and Capital Resources

As of June 30, 2007, we had total assets of $42.8 million, of which cash amounted to $12 million, accounts receivable amounted to $11 million and inventories amounted to $6.5 million. Our working capital was approximately $20.4 million and our equity was $29.1 million compared with working capital of $23.4 million and equity of $29.6 million at December 31, 2006. Our quick ratio was approximately 2.11:1 compared to the quick ratio of 3.39:1 as of December 31, 2006.

Comparison of six months ended June 30, 2007 and 2006

As of June 30, 2007, our cash position had a net decrease of $6.9 million as compared with cash position of $18.9 million at December 31, 2006.

Net cash used in operating activities was $3.86 million for the six months ended June 30, 2007, compared to the net cash provided by the operating activities of $2.47 million for the same period of the prior year.

Non-cash items added approximately $1,271,000 back to cash outflow from operating activities for the six months ended June 30, 2007, compared with total non-cash items of $1,231,000 for the same period of the prior year. Of the non-cash items for the six months ended June 30, 2007, approximately $785,000 was the share-based compensation, $275,000 lower than $1,060,000 for the same period of the prior year. Depreciation was $350,000 for the six months ended June 30, 2007, $180,000 higher than $170,000 for the prior period, primarily due to the addition of equipment and machinery for our new product lines, such as backlights for computer monitors, during the current reporting period. Minority interest was $136,000 for the six months ended June 30, 2007, and zero for the same period of the prior year, due to the newly acquired 65% interest of North Diamond on January 3, 2007.

The impact of the changes in operating assets and liabilities on cash flow was explained as follows. The accounts receivable during the current quarter was increased by approximately $4.1 million, compared with a $1 million increase in accounts receivable for the six months of 2006. Inventory level increased by $2.1 million during the current period, compared to a $264 increase in inventory for the same period of the prior year. Deposits, prepayment and other receivables increased by $182,000 during the current period, compared to a $375,000 increase in deposits, prepayment and other receivables for the same period of the prior year. VAT recoverables decreased by $153,000 during the current period whereas there was no such change for the first six months of 2006. Advances to suppliers during the current reporting period decreased by $264,000 whereas there was no such change for the first six months of 2006.

Advances from customers increased by $317,000 during the current reporting period, compared with a $336,000 decrease in the same category for the first six months of 2006. In addition, tax payable increased by $18,000 for the current reporting period, compared with a decrease of $157,000 for the same period of the prior year. Accounts payable increased by $1,987,000 for the six months ended June 30, 2007, compared with a $285,000 increase in the same category for the first quarter of 2006. Accruals and other payables increased by $208,000, compared to a $60,000 increase for the first six months of 2006. The following summarized the impact of changes in operating assets and liabilities on cash flow between six months ended June 30, 2007 and June 30, 2006:

•	$3,049,000 from Accounts receivable (negative impact)

•	$2,102,000 from inventory(negative impact)

•	$193,000 from deposits, prepayment and other receivable (positive impact)

•	$153,000 from VAT recoverables (positive impact)

•	$264,000 from Advance to suppliers (positive impact)

•	$1,701,000 from accounts payable (positive impact)

•	$148,000 from accruals and other payable (positive impact)

•	$652,000 from advance from customers (positive impact)

•	$175,000 from taxes payable (positive impact)

The total negative impact from above non-cash items and changes in operating assets and liabilities was approximately $2.0 million.

Net cash used in investing activities amounted to $3.5 million for the six months ended June 30, 2007, an increase of $2.1 million or 144%, compared to the $1.4 million cash used in investing activities during the first six months of 2006. For the six months ended June 30, 2007, we invested $2.9 million into plant, property and equipment, an increase of $2.6 million or 715%, compared with $357,000 for the first six months of 2006. For the first six month of 2006, we redeemed $765,000 marketable securities and paid deposit of $1.8 million for the new office building into which we moved in the six months ended June 30, 2007. And for the six months ended June 30, 2007, we acquired a 65% interest of North Diamond by using the net cash of $469,000 after offsetting the cash acquired from North Diamond to establish a foothold in the Eastern China.

Our primary source of funds for the quarter ended June 30, 2006 was from operating cash flows and the remaining proceeds from financing activities incurred in March 2006. In March 2006, we completed a $12 million private placement in connection with effecting a reverse merger with Online Processing, Inc. Offering expenses paid for the six months ended June 30, 2006, amounted to approximately $1.65 million. In addition, we paid dividends of approximately $111,000 in the six months ended June 30, 2006. For the six months ended June 30, 2007, we have not obtained any funds from financing activities.

Quantitative and Qualitative Disclosures about Market Risk
ITEM 3. TRANSACTION RISK AND CURRENCY RISK MANAGEMENT

Our operations do not employ financial instruments or derivatives which are market sensitive and therefore we are not subject to the financial market risks associated with such instruments and derivatives.

Exchange Rate Sensitivity

Our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. Since a majority of our sales in the six months ended June 30, 2007 were made in U.S. dollars and Hong Kong dollars, and since the Hong Kong dollar is pegged to the U.S. dollar at an amount in the range of 7.75 to 7.82, a strengthening of the U.S. dollar could make our products less competitive in foreign markets. Our interest expense is sensitive to changes in the general level of interest rates in the U.S.

Due to the nature of our short-term investments, we do not believe that there is any material market risk exposure and therefore do not believe that quantitative tabular disclosures are required.

Our production base is in China, which results in a substantial portion of our operating expenses being denominated in Renminbi, although the majority of our purchases are made in U.S. dollars.

The value of the Renminbi, the main currency used in the PRC, fluctuates and is affected by, among other things, changes in China's political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People's Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate has remained stable over the past several years. However, China recently adopted a floating rate with respect to the Renminbi, with a 0.3% fluctuation. As a result, the exchange rate of the Renminbi recently rose to 7.61 against the dollar, amounting to a 2% appreciation of the Renminbi for the six months ended June 30, 2007. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could have various adverse effects on our business, as described in Risk Factors, above.

We currently do not engage in hedging or other activities to control the risk of our foreign currency exposure.

Exchange Controls

Chinese law allows enterprises owned by foreign investors to remit their profits, dividends and bonuses earned in China to other countries, and the remittance does not require prior approval by the State Administration on Foreign Exchange. SAFE regulations formerly required extensive documentation and reporting, some of which was burdensome and slowed payments. If there is a return to payment restrictions and reporting, the ability of a Chinese company to attract investors will be reduced. Also, current investors may not be able to obtain the profits of the business which they own as a result of other restrictions that the Chinese government may impose.  Relevant Chinese law and regulation permit payment of dividends only from retained earnings, if any, determined in accordance with Chinese accounting standards and regulations. It is possible that the Chinese tax authorities may require changes in our reported income that would limit our ability to pay dividends and other distributions. Chinese law requires companies to set aside a portion of net income to fund certain reserves which amounts are to distributable as dividends. These rules and possible changes could restrict a company in China from repatriating funds to us and our shareholders as dividends.

Interest Rate Risk

We are equity financed and do not have any debt that is subject to interest rate change risk.

SIGNIFICANT EVENTS

On April 21, 2006, the Company entered into an option agreement with two of its major shareholders and corporate officers, Yi Song, President and CEO, and Hong Song, COO, to obtain an option to acquire the interest held by the Song Brothers in North Diamond, which is a British Virgin Islands based company. North Diamond established a wholly-owned subsidiary named Dihao Electronic (Yangzhou) Co., Ltd. in Yangzhou, Jiangsu Province, China on June 11, 2004, with registered capital of $5 million. This wholly owned foreign enterprise (WOFE) in China started operation in early 2006.

Sino Olympics committed to infuse $3.25 million, accounting for 65% interest, to North Diamond and the other investors committed to infuse $1.75 million, accounting for a 35% interest, to North Diamond. As of June 30, 2006, Sino Olympics has infused capital of $1 million, increasing its capital contribution up to $1.4875 million, accounting for a 59.5% interest. The other investors infused $1.0125 million, accounting for a 40.5% interest in North Diamond. On September 19, 2006, Sino Olympics infused another $392,857. By doing so, it obtained the expected 65% equity ownership of North Diamond before exercising the purchase option. On September 19, 2006, the 65% versus 35% equity interest in North Diamond satisfied the original capital commitment.

Pursuant to the signed option agreement, the Company has the right to acquire the 32.5% interest currently held by the Song Brothers in North Diamond, in exchange for cash payment of $487,500 plus interest at 6% per annum from the date of capital infused to the date of acquisition actually taken place. The Company also obtained an option to acquire the entire 65% interest from Sino Olympics with the expectation that the total investment could reach $3.25 million plus interest at 6% per annum from the date at which the Song brothers infused their capital into North Diamond to the date the Company exercises this acquisition option. If the Company exercises, solely based on the Company’s discretion, the aforementioned option, the Company will assume the obligation to contribute $3.25 million of the registered capital ($5 million) into this WOFE.

On May 12, 2006, the option agreement mentioned above was amended. Pursuant to the new purchase option agreement, the purchase price for the equity Interest and the additional 32.5% interest should be the amount paid by Optionor for the Equity Interest and $487,500, plus interest at the rate of 6% per annum which should be applied to both of the equity Interest and the additional 32.5% interest, and assumption of any remaining obligation of Optionor to contribute the registered capital to North Diamond. The interest at the rate of 6% per annum shall commence on the date of payment made by Optionor towards its registered capital of North Diamond and shall end on the date of the Exercise Notice.

On January 3, 2007, the Company exercised the option and the purchase price determined in accordance with the Amended and Restated Purchase Option Agreement was $1,977,864, of which $97,507 was the interest paid at an interest rate at 6%. This transaction will be accounted for as assets exchanged between the entities under common control in accordance with Appendix D of SFAS No. 141. The amount of cash consideration exceeding the historical cost of the investment on the parent company’s book will be deemed as dividends.

On November 18, 2006, Shenzhen Diguang Electronics Co., Ltd., “Diguang Electronics”, and Diguang International Holdings Limited, “Diguang Holdings”, entered into a Sino-Foreign Equity Joint Venture Agreement, the “Joint Venture Agreement”, for the establishment of Wuhan Diguang Electronics Co., Ltd., “Wuhan Diguang”. Pursuant to the Joint Venture Agreement, Diguang Electronics and Diguang Holdings shall set up Wuhan Diguang in Wuhan, Hubei Province, the People’s Republic of China, with a registered capital of $1 million, of which 70% shall be infused by Diguang Electronics and the remaining 30% by Diguang Holdings. The business scope of Wuhan Diguang shall be “manufacture and sale of flat panel display, LED optical-electronic parts, fuse, LCD module, back light and electronic spare parts”.

Wuhan Diguang was then established on March 13, 2007 and its business license issued by Wuhan Municipal Administrative Bureau for Industry and Commerce is valid for 20 years expiring on March 12, 2027. In accordance with the Joint Venture Agreement, the registered capital of Wuhan Diguang shall be contributed in three installments, with the first one ($150,000) made in three months after the issuance of the business license, the second one ($300,000) made in twelve months after the issuance of the business license, and the last one ($550,000) made in eighteen months after the issuance of the business license.

As of June 30, 2007, $700,000 has been infused by Diguang Electronics, and $300,000 has been infused by Diguang Holdings.

On June 29, 2007, in accordance with the Board resolution, the Company made $2,198,992 (RMB17 million) of investment for the purchasing the land usage rights of 34,930 square meters of industrial land in Guangming High-Tech Industry Park in Shenzhen, PRC, for 50 years, which was showed in Property and equipment. The land must be mainly used for developing and producing New-style Efficiency Semiconductor, TFT-LCD, in accordance with agreement of High-Tech Industry Park Office.

ITEM 4. CONTROLS AND PROCEDURES

a. Evaluation of Disclosure Controls and Procedures. Our disclosure controls and procedures are designed to ensure that information required to be disclosed in the reports filed or submitted under the Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our disclosure controls and procedures are also designed to ensure that information required to be disclosed in the reports filed under the Exchange Act of 1934 is accumulated and communicated to management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure. We carried out an evaluation, under the supervision and with the participation of our management, including our principal executive and financial officers, of the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report. Based upon and as of the date of that evaluation, our principal executive and financial officers concluded that our disclosure controls and procedures are effective to ensure that information required to be disclosed in the reports we file and submit under the Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the Commission's rules and forms, and that information required to be disclosed in the reports filed under the Exchange Act of 1934 is accumulated and communicated to management, including our principal executive and financial officers, as appropriate, to allow timely decisions regarding required disclosure.

b. Internal Controls. Effective internal controls are necessary for us to provide reliable financial reports and effectively prevent fraud. Pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, we will be required, beginning with the first fiscal year ending on or after July 15, 2007, to include in our annual report an assessment of the effectiveness of our internal control over financial reporting and our audited financial statements as of the end of fiscal year ending on or after July 15, 2007. Furthermore, our independent registered public accounting firm BDO Reanda will be required to attest to whether its assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we maintained, in all material respects, effective internal control over financial reporting as of July 14, 2007. We have not completed our assessment of the effectiveness of our internal controls. If we fail to timely complete this assessment, or if our independent registered public accounting firm cannot timely attest to its assessment, we could be subject to regulatory sanctions and a loss of public confidence in our internal controls. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm our operating results or cause us to fail to timely meet our regulatory reporting obligations. Any of these failures could have a negative effect on the trading price of our stock.

c. Changes in Internal Controls. There has been no change in our internal control over financial reporting during our last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

PART II - OTHER INFORMATION

ITEM 1. Legal Proceedings - None

ITEM 1A. Risk Factors.

          The Company’s business, financial conditions and results of operations could be materially and adversely affected by many risk factors.  Because of these risk factors, actual results might differ significantly from those projected in the forward-looking statements.  Factors that might cause such differences include, among others, the following:

Risks Related to our Business

Adverse trends in the electronics industry, such as an overall decline in sales or a shift away from products that incorporate our backlights, may reduce our revenues and profitability.

Our business depends on the continued vitality of the electronics industry, which is subject to rapid technological change, short product life cycles and margin pressures. In addition, the electronics industry historically has been cyclical and subject to significant downturns characterized by diminished product demand, accelerated erosion of average selling prices and production over-capacity.  It is also characterized by sudden upswings in the cycle, which can lead to shortages of key components needed for our business, for which there is not always an alternative source. Economic conditions affecting the electronics industry in general or our major customers may adversely affect our operating results by reducing the level of business that they furnish to us or the price they are willing to pay for our products.   If our customers’ products fail to gain widespread commercial acceptance, become obsolete or otherwise suffer from low sales volume, our revenues and profitability may stagnate or decline.

If OLED technology matures, it may lessen the demand for LCDs and LED/CCFL Backlights, which could reduce our revenues and profits.

Organic Light Emitting Diode technology is an alternative to traditional LED technology that is still in the development phase, with companies attempting to create an OLED solution for cell phones and other small size applications.  This technology has the potential to supplant traditional LEDs in many applications, but it still faces many performance issues related to the life span, processing technology, restrictions of sizes, etc. and for many applications it is still cost prohibitive.  If development of this technology overcomes those drawbacks, it will compete with existing LCD display technologies and may reduce the demand for LCDs and the backlights that we supply to the makers of LCDs.  Our client base is currently diverse and involved with manufacturing products in a variety of different sizes and for many different applications.  Due to the current diverse product base of our customers, a currently perceived growing demand for our backlights in medium and large size applications and enhancements in LCD technology, we believe that OLED technology will have little or no short term or medium-term effect on our levels of LCD backlight sales.  However, if the OLED technology matures or our current beliefs or understandings materially change, it may lessen the demand for LCDs and related components, leading to a reduction of our revenues or profits or both.

A few customers and applications account for a significant portion of our sales, and the loss of any one of these customers may reduce our revenues and profits.

A significant portion of our revenue is generated from a small number of customers.  The aggregate percentage of the revenue contributed by our top three customers in 2006 was 52%, with roughly 47% coming from the two largest customers. For the second quarter of 2007, the top four customers contributed 34% of the total revenue, with 11% coming from the largest customer. Under present conditions, the loss of any of these customers, or a significant reduction in our level of sales to any or all of them, could have a material adverse effect on our business and operating results.

We do not have long-term purchase commitments from our customers and may have to rely on customer forecasts in making production decisions, and any cancellation of purchase commitments or orders may result in the waste of raw materials or work in process associated with those orders, reducing both our revenues and profitability.

As a backlight manufacturer, we must provide increasingly rapid product turnaround. A variety of conditions, both specific to individual customers and generally affecting the demand for these products, may cause customers to cancel, reduce or delay orders. Cancellations, reductions or delays by a significant customer or by a group of customers would result in a material reduction in revenue.  Those customer decisions could also result in excess and obsolete inventory and/or unabsorbed manufacturing capacity, which could reduce our profits or impair our cash flow. On occasion, customers require rapid increases in production, which can strain our resources, leading to a reduction in our margins as a result of the additional costs necessary to meet those demands.

Our customers generally do not provide us with firm, long-term volume purchase commitments. In addition, industry trends over the past five years have led to dramatically shortened lead times on purchase orders, as rapid product cycles have become the norm. Although we sometimes enter into manufacturing contracts with our customers, these contracts principally clarify order lead times, inventory risk allocation and similar matters, rather than providing for firm, long-term commitments to purchase a specified volume of products at a fixed price. As a result, customers can generally cancel purchase commitments or reduce or delay orders at any time. The large percentage of our sales to customers in the electronics industry, which is subject to severe competitive pressure, rapid technological change and product obsolescence, increases our inventory and overhead risks, among others, as we must maintain inventories of raw materials, work in process and finished goods to meet customer delivery requirements, and those inventories may become obsolete if the anticipated customer demand does not materialize.

We also make significant decisions, including determining the levels of business that we will seek and accept, production schedules, component procurement commitments, facility requirements, personnel need, and other resource requirements, based upon our estimates of customer requirements. The short-term nature of our customers’ commitments and the possibility of rapid changes in demand for these products reduce our ability to estimate accurately the future requirements of those customers. Because many of our costs and operating expenses are fixed, a reduction in customer demand can reduce our gross margins and operating results. In order to transact business, we assess the integrity and creditworthiness of our customers and suppliers and we may, based on this assessment, incur design and development costs that we expect to recoup over a number of orders produced for the customer.  Such assessments are not always accurate and expose us to potential costs, including the write off of costs incurred and inventory obsolescence if the orders anticipated do not materialize. We may also occasionally place orders with suppliers based on a customer’s forecast or in anticipation of an order that is not realized. Additionally, from time to time, we may purchase quantities of supplies and materials greater than required by customer orders to secure more favorable pricing, delivery or credit terms. These purchases can expose us to losses from cancellation costs, inventory carrying costs or inventory obsolescence, and hence adversely affect our business and operating results.

Failure to optimize our manufacturing potential and cost structure could materially increase our overhead, causing a decline in our margins and profitability.

We strive to utilize the manufacturing capacity of our facilities fully but may not do so on a consistent basis. Our factory utilization is dependent on our success in accurately forecasting demand, predicting volatility, timing volume sales to our customers, balancing our productive resources with product mix, and planning manufacturing services for new or other products that it intends to produce. Demand for contract manufacturing of these products may not be as high as we expect, and we may fail to realize the expected benefit from our investment in our manufacturing facilities. Our profitability and operating results are also dependent upon a variety of other factors, including: utilization rates of manufacturing lines, downtime due to product changeover, impurities in raw materials causing shutdowns, and maintenance of contaminant-free operations. Failure to optimize our manufacturing potential and cost structure could materially and adversely affect our business and operating results.

Moreover, our cost structure is subject to fluctuations from inflationary pressures in China and other geographic regions where we conduct business. China is currently experiencing dramatic growth in its economy. This growth may lead to continued pressure on wages and salaries that may exceed increases in productivity. In addition, these may not be compensated for and may be exacerbated by currency movements.

We face intense competition, and many of our competitors have substantially greater resources than we have.  Increased competition from these competitors may reduce our revenues or decrease our margins, either or both of which would reduce our profitability and could impair cash flow.

We operate in a competitive environment that is characterized by price deflation and technological change. We compete with major international and domestic companies. Our major competitors include Shian Yih Electronics Ind. Co. Ltd., Wai Chi Electronics Ltd., Radiant Opto-Electronics Corporation, K-Bridge Electronics Co. Ltd., etc. and other similar companies primarily located in Japan, Taiwan, Korea, Hong Kong and China Mainland. Our competitors may have greater market recognition and substantially greater financial, technical, marketing, distribution, purchasing, manufacturing, personnel and other resources than we do.  Furthermore, some of our competitors have manufacturing and sales forces that are geographically diversified, allowing them to reduce transportation expenses, tariff costs and currency fluctuations for certain customers in markets where their facilities are located.  Many competitors have production lines that allow them to produce more sophisticated and complex devices than we currently do and to offer a broader range of display devices to our target customers. Other emerging companies or companies in related industries may also increase their participation in the display and display module markets, which would intensify competition in our markets. We might lose some of our current or future business to these competitors or be forced to reduce our margins to retain or acquire that business, which could decrease our revenues or slow our future revenue growth and lead to a decline in profitability.

In 2006, our revenue and net income decreased by $3.8 million and $7.2 million respectively compared with the prior year, partly due to the price reduction as a result of keen competition in the market.

In the three months ended June 30, 2007, our revenue and net income decreased by $2 million and $3.0 million respectively compared with the same period of the prior year, partly due to the price reduction as a result of keen competition in the market.

We depend on the market acceptance of our customers’ products, and significant slowdown in demand for those products would reduce our revenues and our profits.

Currently, we do not sell products to end users. Instead, we design and manufacture various display product solutions that our customers incorporate into their products. As a result, our success depends almost entirely upon the widespread market acceptance of our customers’ products. Any significant slowdown in the demand for our products would likely reduce our revenues and profits.  Therefore, we must identify industries that have significant growth potential and establish strong, long-term relationships with manufacturers in those industries. Our failure to identify potential growth opportunities or establish these relationships would limit our revenue growth and profitability.

We extend credit to our customers and may not be able to collect all receivables due to us, and our inability to collect such receivables may have an adverse effect on our immediate and long-term liquidity.

We extend credit to our customers based on assessments of their financial circumstances, generally without requiring collateral.  As of June 30, 2007, our accounts receivable, after deducting an allowance for bad debts, was nearly $11 million.  Our overseas customers may be subject to economic cycles and conditions different from those of our domestic customers. We may also be unable to obtain satisfactory credit information or adequately secure the credit risk for some of these overseas customers.  The extension of credit presents an exposure to risk of uncollected receivables.  Additionally, we may not realize from receivables denominated in a foreign currency the anticipated amounts in United States dollar terms due to fluctuations in currency values. Our inability to collect on these accounts may reduce on our immediate and long term liquidity.

The growth of our business depends on our ability to finance new products and services and these increased costs may reduce our cash flows and, if the products and services in which we have invested do not succeed, it would reduce our profitability.

We operate in the consumer electronics industry, which is characterized by rapid change.  New technologies are appearing with increasing frequency to supplant existing technologies.  In order to capture increased market share, manufacturers are adopting a shorter product life cycle from a cosmetic, if not functional, standpoint, but those cosmetic changes generally have a direct effect on the backlight products that the new designs incorporate. Technological advances, the introduction of new products, new designs and new manufacturing techniques could render our inventory obsolete, or it could shift demand into areas where we are not currently engaged.  If we fail to adapt to those changing conditions in a timely and efficient manner, our revenues and profits would likely decline. To remain competitive, we must continue to incur significant costs in product development, equipment and facilities and to make capital investment. These costs may increase, resulting in greater fixed costs and operating expenses. As a result, we could be required to expend substantial funds for and commit significant resources to the following:

•	research and development activities on existing and potential product solutions;

•	additional engineering and other technical personnel;

•	advanced design, production and test equipment;

•	manufacturing services that meet changing customer needs;

•	technological changes in manufacturing processes; and

•	expansion of manufacturing capacity.

Our future operating results will depend to a significant extent on our ability to continue to provide new product solutions and electronic manufacturing services that compare favorably on the basis of time to market, cost and performance with the design and manufacturing capabilities and competing third-party suppliers and technologies. Our failure to increase our net sales sufficiently to offset these increased costs would reduce our profitability.

We are subject to lengthy sales cycles, and it could take longer than we anticipate before our sales and marketing efforts result in revenue.

Our focus on developing a customer base that requires custom displays and devices means that it may take longer to develop strong customer relationships. Moreover, factors specific to certain industries have an impact on our sales cycles. In particular, those customers who operate in or supply to the medical and automotive industries require longer sales cycles, as qualification processes are longer and more rigorous, often requiring extensive field audits. These lengthy and challenging sales cycles may mean that it could take longer before our sales and marketing efforts result in revenue to us, if at all.  As a result, the return on the time and effort invested in developing these opportunities may be deferred, or may not be realized at all, reducing our profitability.

Products we manufacture may contain design or manufacturing defects, which could result in reduced demand for our services and customer claims, causing us to sustain additional costs, loss of business reputation and legal liability.

We manufacture products to our customers’ requirements, which can be highly complex and may at times contain design or manufacturing errors or failures. Any defects in the products we manufacture, whether caused by a design, manufacturing or component failure or error, may result in returns, claims, delayed shipments to customers or reduced or cancelled customer orders. If these defects occur, we will incur additional costs, and if in they occur in large quantity or frequently, we may sustain additional costs, loss of business reputation and legal liability.

We could become involved in intellectual property disputes, resulting in substantial costs and diversion of our management resources.  Such disputes could materially and adversely affect our business by increasing our expenses and limiting the resources that we can devote to expansion of our business, even if we ultimately prevail.

Diguang Electronics currently possesses two Chinese patents, and we utilize the additional patented technologies that are material to our business, which are in the process of being transferred to Diguang Electronics from Yi Song, our Chairman, CEO and the current owner of the patents. If the patents are not successfully transferred, we will not be able to use the same patents, which would hamper our production and this would have a material and adverse effect on our business and revenues. If a patent is infringed upon by a third party, we may need to devote significant time and financial resources to attempt to halt the infringement. We may not be successful in defending the patents involved in such a dispute. Similarly, while we do not knowingly infringe on patents, copyrights or other intellectual property rights owned by other parties; we may be required to spend a significant amount of time and financial resources to resolve any infringement claims against us.  We may not be successful in defending our position or negotiating an alternative remedy.  Any litigation could result in substantial costs and diversion of our management resources and could reduce our revenues and profits.

Our customers may decide to design and/or manufacture the products that they currently purchase from us, which may reduce our revenues and profits, as we may not be able to compete successfully with these in-house developments.

Our competitive position could also be adversely affected if one or more of our customers decide to design and/or manufacture their own backlights and display modules. We may not be able to compete successfully with these in-house developments by our customers, which would tend to favor their in-house supply over us, even in cases where price and quality may not be comparable.

We may develop new products that may not gain market acceptance, and our significant costs in designing and manufacturing services for new product solutions may not result in sufficient revenue to offset those costs or to produce profits.

We operate in an industry characterized by frequent and rapid technological advances, the introduction of new products and new design and manufacturing technologies.  As a result, we may be required to expend funds and commit resources to research and development activities, possibly requiring additional engineering and other technical personnel; purchasing new design, production, and test equipment; and continually enhancing design and manufacturing processes and techniques. We may invest in equipment employing new production techniques for existing products and new equipment in support of new technologies that fail to generate adequate returns on the investment due to insufficient productivity, functionality or market acceptance of the products for which the equipment may be used. We could, therefore, incur significant sums in design and manufacturing services for new product solutions that do not result in sufficient revenue to make those investments profitable.  Furthermore, customers may change or delay product introductions or terminate existing products without notice for any number of reasons unrelated to us, including lack of market acceptance for a product. Our future operating results will depend significantly on our ability to provide timely design and manufacturing services for new products that compete favorably with design and manufacturing capabilities and third party suppliers.

Our component and materials suppliers may fail to meet our needs, causing us to experience manufacturing delays, which may harm our relationships with current or prospective customers and reduce sales.

We do not have long term supply contracts with the majority of our suppliers or for specific components. This generally serves to reduce our commitment risk but does expose us to supply risk and to price increases that we may not be able to pass on to our customers.  In our industry, at times, there are shortages of some of the materials and components that it uses. If we are unable to obtain sufficient components on a timely basis, we may experience manufacturing delays, which could harm our relationships with current or prospective customers and reduce sales.  Moreover, some suppliers may offer preferential terms to our competitors, who may have greater buying power or leverage in negotiations.  That would place us at a competitive disadvantage.

We may be affected by power shortages, causing delays in delivery of products to our customers, resulting in possible loss of business or claims against us and cause us to lose future business from those or other customers.

Our Dongguan factory consumes a significant amount of electricity, and there are a significant number of industrial facilities in the area where this factory is located.  Therefore, power shortages may occur and the facility may be deprived of electricity for undetermined periods of time.  This may result in longer production timeframes and delays in delivery of product to our customers.  Failure to meet delivery deadlines may result in the loss of business or claims against us, which may have a material and adverse effect on our business, profitability and reputation.

Our financial performance could be harmed if compliance with new environmental regulations becomes too burdensome.

Although we believe that we are operating in compliance with applicable Chinese government environmental laws, there is no assurance that we will be in compliance consistently, as such laws and regulations or their interpretation and implementation change. Failure to comply with environmental regulation could result in the imposition of fines, suspension or halting of production or closure of manufacturing operations.

We may not be able to secure financing needed for future operating needs on acceptable terms, or on any terms at all.

From time to time, we may seek additional equity or debt financing to provide the capital required to maintain or expand our design and production facilities and equipment and/or working capital, as well as to repay outstanding loans if cash flow from operations is insufficient to do so. We cannot predict with certainty the timing or amount of any such capital requirements. If such financing is not available on satisfactory terms, we may be unable to expand our business or to develop new business at the rate desired.

Failure to manage growth effectively could result in inefficiencies that could increase our costs, reducing our profitability.

We have increased the number of our manufacturing and design programs and intend to expand further the number and diversity of our programs.  The number of locations where we manufacture may also increase.  Our ability to manage our planned growth effectively will require us to:

•	enhance quality, operational, financial and management systems;

•	expand facilities and equipment; and

•	successfully hire, train and motivate additional employees, including the technical personnel necessary to operate our production facilities.

An expansion and diversification of our product range, manufacturing and sales will result in increases in our overhead and selling expenses. We may also be required to increase staffing and other expenses as well as expenditures on plant, equipment and property in order to meet the anticipated demand of our customers. Customers, however, generally do not commit to firm production schedules for more than a short time in advance. Any increase in expenditures in anticipation of future orders that do not materialize would adversely affect our profitability. Customers also may require rapid increases in design and production services that place an excessive short-term burden on our resources and reduce our profitability.

Potential strategic alliances may not achieve their objectives, which could lead to wasted effort or involvement in ventures that are not profitable and could harm our company’s reputation.

We are currently exploring strategic alliances designed to enhance or complement our technology or to work in conjunction with our technology, increase our manufacturing capacity, provide additional know-how, components or supplies, and develop, introduce and distribute products and services utilizing our technology and know-how. Any strategic alliances entered into may not achieve their strategic objectives, and parties to our strategic alliances may not perform as contemplated.  As a result, the alliances themselves may run at a loss, which would reduce our profitability, and if the products or customer service provided by such alliances were of inferior quality, our reputation in the marketplace could be harmed, affecting our existing and future customer relationships.

We may not be able to retain, recruit and train adequate management and production personnel.  We rely heavily on those personnel to help develop and execute our business plans and strategies, and if we lose such personnel, it would reduce our ability to operate effectively.

Our success is dependent, to a large extent, on our ability to retain the services of our executive management, who have contributed to our growth and expansion to date.  The executive directors play an important role in our operations and the development of our new products. Accordingly, the loss of their services, in particular Messrs. Yi Song and Hong Song, without suitable replacements, will have an adverse affect on our business generally, operating results and future prospects.

In addition, our continued operations are dependent upon our ability to identify and recruit adequate management and production personnel in China. We require trained graduates of varying levels and experience and a flexible work force of semi-skilled operators. Many of our current employees come from the more remote regions of China as they are attracted by the wage differential and prospects afforded by Shenzhen and our operations. With the economic growth currently being experienced in China, competition for qualified personnel will be substantial, and there can be no guarantee that a favorable employment climate will continue and that wage rates we must offer to attract qualified personnel will enable us to remain competitive internationally. Inability to attract such personnel may or the increased cost of doing so could reduce our competitive advantage relative to other backlight producers, reducing or eliminating our growth in revenues and profits.

Mr. Yi Song, our Chief Executive Officer, controls approximately 75% of our outstanding common shares and may have conflict of interest with our minority shareholders.

Mr. Yi Song, our Chief Executive Officer, beneficially owns approximately 75% of the outstanding shares of our common stock.  As a result of being the majority shareholder, for transactions that require shareholders approval, he has control over decisions to enter into any of them, which could result in the approval of transactions that might not maximize shareholders’ value, and has the ability to prevent entry into any of them.  In addition, he can control the election of members of the Company’s board, have the ability to appoint new members to the Company’s management team and control the outcome of matters submitted to a vote of the holders of the Company’s common stock.  The interests of Mr. Yi Song may at times conflict with the interests of our other shareholders.

Risks Related to International Operations

If China does not continue its policy of economic reforms, it could, among other things, result in an increase in tariffs and trade restrictions on products we produce or sell following a business combination, making our products less attractive and potentially reducing our revenues and profits.

China’s government has been reforming its economic system since the late 1970s. The economy of China has historically been a nationalistic, “planned economy,” meaning it has functioned and produced according to governmental plans and pre-set targets or quotas.

However, in recent years, the Chinese government has implemented measures emphasizing the utilization of market forces for economic reform and the reduction of state ownership in business enterprises. Although we believe that the changes adopted by the government of China have had a positive effect on the economic development of China, additional changes still need to be made. For example, a substantial portion of productive assets in China are still owned by the Chinese government. Additionally, the government continues to play a significant role in regulating industrial development. We cannot predict the timing or extent of any future economic reforms that may be proposed, but should they occur, they could reduce our operating flexibility or require us to divert our efforts to products or ventures that are less profitable than those we would elect to pursue on our own.

A recent positive economic change has been China’s entry into the World Trade Organization, the global international organization dealing with the rules of trade between nations. It is believed that China’s entry will ultimately result in a reduction of tariffs for industrial products, a reduction in trade restrictions and an increase in trading with the United States.  However, China has not fully complied with all of its WTO obligations to date, including fully opening its markets to American goods and easing the current trade imbalance between the two countries. If actions are not taken to rectify these problems, trade relations between the United States and China may be strained, and this may have a negative impact on China's economy and our business by leading to the imposition of trade barriers on items that incorporate our products, which would reduce our revenues and profits.

We are dependent on our Chinese manufacturing operations to generate the majority of our income and profits, and the deterioration of any current favorable local conditions may make it difficult or prohibitive to continue to operate or expand the manufacturing facilities in China.

Our current manufacturing operations are located in China, our administrative offices are in the United States and we have additional establishments in Hong Kong and the British Virgin Islands. The geographical distances between these facilities create a number of logistical and communications challenges, including time differences and differences in the cultures in each location, which makes communication and effective cooperation more difficult.  In addition, because of the location of the manufacturing facilities in China, we could be affected by economic and political instability there, including problems related to labor unrest, lack of developed infrastructure, variances in payment cycles, currency fluctuations, overlapping taxes and multiple taxation issues, employment and severance taxes, compliance with local laws and regulatory requirements, greater difficulty in collecting accounts receivable, and the burdens of cost and compliance with a variety of foreign laws. Moreover, inadequate development or maintenance of infrastructure in China, including adequate power and water supplies, transportation, raw materials availability or the deterioration in the general political, economic or social environment could make it difficult, more expensive and possibly prohibitive to continue to operate or expand the manufacturing facilities in China.

The Chinese government could change its policies toward, or even nationalize, private enterprise, which could leave us unable to use the assets we have accumulated for the purpose of generating profits for the benefit of our shareholders.

Over the past several years, the Chinese government has pursued economic reform policies, including the encouragement of private economic activities and decentralization of economic regulation. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time without notice. Changes in policies by the Chinese government that result in a change of laws, regulations, their interpretation, or the imposition of confiscatory taxation, restrictions on currency conversion or imports and sources of supply could materially reduce the value of our business by making us uncompetitive or, for example, by reducing our after-tax profits. The nationalization or other expropriation of private enterprises by the Chinese government could result in the total loss of our investment in China, where a significant portion of our profits are generated.

The Chinese legal system may have inherent uncertainties that could materially and adversely impact our ability to enforce the agreements governing our operations.

The performance of the agreements and the operations of our factories are dependent on our relationship with the local government. Our operations and prospects would be materially and adversely affected by the failure of the local government to honor our agreements or an adverse change in the laws governing them. In the event of a dispute, enforcement of these agreements could be difficult in China. China tends to issue legislation, which is followed by implementing regulations, interpretations and guidelines that can render immediate compliance difficult. Similarly, on occasion, conflicts arise between national legislation and implementation by the provinces that take time to reconcile. These factors can present difficulties in our ability to achieve compliance. Unlike the United States, China has a civil law system based on written statutes in which judicial decisions have limited precedential value. The Chinese government has enacted laws and regulations to deal with economic matters such as corporate organization and governance, foreign investment, commerce, taxation and trade. However, our experience in implementing, interpreting and enforcing these laws and regulations is limited, and our ability to enforce commercial claims or to resolve commercial disputes in China is therefore unpredictable. These matters may be subject to the exercise of considerable discretion by agencies of the Chinese government, and forces and factors unrelated to the legal merits of a particular matter or dispute may influence their determination.

Because our operations are international, we are subject to significant worldwide political, economic, legal and other uncertainties that may make collection of amounts owed to us difficult or costly, or conducting operations more difficult should materials needed from certain places be unavailable for an indefinite or extended period of time.

We have subsidiaries in the British Virgin Islands, China and Hong Kong. Because we manufacture all of our products in China, substantially all of the net book value of our total fixed assets is located there. However, we sell our products to customers worldwide, with concentrations of customers in Taiwan, Hong Kong, North America, Europe, Japan, Southeast Asia and China Mainland.  As a result, we will have receivables from and goods in transit to those locations. Protectionist trade legislation in the United States or foreign countries, such as a change in export or import legislation, tariff or duty structures, or other trade policies, could adversely affect our ability to sell products in these markets, or even to purchase raw materials or equipment from foreign suppliers. Moreover, we are subject to a variety of United States laws and regulations, changes to which may affect our ability to transact business with certain customers or in certain product categories.

We are also subject to numerous national, state and local governmental regulations, including environmental, labor, waste management, health and safety matters and product specifications. We are subject to laws and regulations governing our relationship with our employees, including: wage and hour requirements, working and safety conditions, citizenship requirements, work permits and travel restrictions. These include local labor laws and regulations, which may require substantial resources for compliance. We are subject to significant government regulation with regard to property ownership and use in connection with our leased facilities in China, import restrictions, currency restrictions and restrictions on the volume of domestic sales and other areas of regulation, all of which can limit our ability to react to market pressures in a timely or effective way, thus causing us to lose business or miss opportunities to expand our business.

Fluctuation of the Renminbi could make our pricing less attractive, causing us to lose sales, or could reduce our profitability when stated in terms of another currency, such as the U.S. dollar.

The value of the Renminbi, the main currency used in China, fluctuates and is affected by, among other things, changes in China’s political and economic conditions. The conversion of Renminbi into foreign currencies such as the dollar has been generally based on rates set by the People’s Bank of China, which are set daily based on the previous day's interbank foreign exchange market rates and current exchange rates on the world financial markets. The official exchange rate had remained stable over the past several years. However, China recently adopted a floating rate with respect to the Renminbi, with a 0.3% fluctuation. As a result, the exchange rate of the Renminbi recently rose to 7.80 against the dollar, amounting to a 3.3% appreciation of the Renminbi. This floating exchange rate, and any appreciation of the Renminbi that may result from such rate, could have various effects on our business, which include making our products more expensive relative to those of our competitors than has been true in the past, or increasing our profitability when stated in dollar terms.  It is not possible to predict if the net effects of the appreciation of the Renminbi, if it occurred, would be positive or negative for our business.

Changes in foreign exchange regulations in China may affect our ability to pay dividends in foreign currency or conduct other business for which we would need access to foreign currency exchange.

Renminbi, or RMB, is not currently a freely convertible currency, and the restrictions on currency exchanges may limit our ability to use revenues generated in RMB to fund business activities outside China or to make dividends or other payments in United States dollars. The Chinese government strictly regulates conversion of RMB into foreign currencies.  For example, RMB cannot be converted into foreign currencies for the purpose of expatriating the foreign currency, except for purposes such as payment of debts lawfully owed to parties outside of China.  Over the years, foreign exchange regulations in China have significantly reduced the government’s control over routine foreign exchange transactions under current accounts.

The State Administration for Foreign Exchange, “SAFE”, regulates the conversion of the RMB into foreign currencies. Currently, Foreign Invested Enterprises, “FIE”, are required to apply for “Foreign Exchange Registration Certificates,” which permit the conversion of RMB into foreign exchange for the purpose of expatriating profits earned in China to a foreign country.  Our China subsidiary, Diguang Electronics, is a FIE that has obtained the registration certifications, and with such registration certifications, which need to be renewed annually, Diguang Electronics is allowed to open foreign currency accounts including a “current account” and “capital account.” Currently, conversion within the scope of the “current account”, e.g. remittance of foreign currencies for payment of dividends, etc., can be effected without requiring the approval of SAFE. However, conversion of currency in the “capital account”, e.g. for capital items such as direct investments, loans, securities, etc., still requires the approval of SAFE.  In accordance with the existing foreign exchange regulations in China, Diguang Electronics is able to pay dividends in foreign currencies, without prior approval from the SAFE, by complying with certain procedural requirements.

Although we have not experienced any difficulties in the repatriation of our profits out of China or in meeting our foreign exchange needs to date, there can be no assurance that the current foreign exchange measures will not be changed in a way that will make payment of dividends and other distributions outside of China more difficult or unlawful. As a result, if we intend to distribute profits outside of China, there can be no assurance that we will be able to obtain sufficient foreign exchange to do so.

In addition, on October 21, 2005, SAFE promulgated Notice 75, Notice on Issues concerning Foreign Exchange Management in People’s Republic of China Residents’ Financing and Return investments through Overseas Special Intention Company. Notice 75 provides that Chinese residents shall apply for Foreign Exchange Investment Registration before establishing or controlling an OSIC, which is defined by Notice 75 as a foreign enterprise directly established or indirectly controlled by Chinese residents for foreign equity capital financing with their domestic enterprise assets and interests.

Notice 75 further requires that Chinese residents shall process the modification of foreign investment exchange registration for the interests of net assets held by Chinese residents in an OSIC and its alteration condition, if Chinese residents contributed their domestic assets or shares into the OSIC, or processed foreign equity capital financing after contributing their domestic assets or shares into the OSIC.

Pursuant to Notice 75, Chinese residents are prohibited, among other things, from distributing profits or proceeds from a liquidation, paying bonuses, or transferring shares of the OSIC outside of China if Chinese residents have not completed or do not maintain the Foreign Investment Exchange Registration.

Yi Song and Hong Song, our principals, have filed the requisite application for foreign investment exchange registration under the relevant laws of China and the regulations of Notice 75, and their registration application has been approved by SAFE. Their foreign investment exchange registration is valid, legal and effective for the purpose of Notice 75.

On May 29, 2007, SAFE issued new “operating procedures” further clarifying its earlier-released Notice 75.

However, we cannot provide any assurance that Chinese regulatory authorities will not impose further restrictions on the convertibility of the RMB. Since our subsidiary in China generates a significant proportion of our revenue and these revenues are denominated mainly in RMB, any future restrictions on currency exchanges may limit our ability to repatriate such revenues for the distribution of dividends to our shareholders or for funding our other business activities outside China.

We are subject to various tax regimes, which may adversely affect our profitability and tax liabilities in the future.

Diguang Development has subsidiaries and/or operations or other presence in the U.S., China, Hong Kong and the British Virgin Islands, and it will be subject to the tax regimes of these countries.  Although virtually all of Diguang Development’s profits will be earned outside of the U.S., under U.S. tax laws it is possible that some or much of Diguang Development’s earnings will be subject to U.S. taxation.  That may be true even if Diguang Development does not repatriate any of its foreign earnings to the U.S.  If that occurs, Diguang Development’s after-tax profits could decrease significantly.  Diguang Development will attempt to structure its operations in a manner that minimizes its overall corporate tax costs, but there is no assurance that it will be able to avoid having to pay significantly higher taxes than we have paid historically.

As we were established under the laws of the state of Nevada, we are subject only to federal income tax and state income tax. Because our main operating activities are located outside the U.S., the taxable income outside the U.S. may not be able to offset the taxable loss generated in the U.S. We may have accumulated certain net operation loss carry forwards; however, due to the changes in ownership, the use of these net operation loss carry forward may be limited in accordance with the U.S. tax laws.

In addition, any change in tax laws and regulations or the interpretation or application thereof, either internally in one of those jurisdictions or as between those jurisdictions, may adversely affect Diguang Development’s profitability and tax liabilities in the future.

Cessation of the income tax exemption for Diguang Electronics may have an adverse impact on our net profits.

Diguang Electronics is currently enjoying a reduced rate of income tax under the central government and provincial government laws.  Under Chinese income tax law, Diguang Electronics, as a Foreign Investment Enterprise, “FIE”, would ordinarily be subject to the PRC central government and local income tax rates of 30.0% and 3.0%, respectively.  However, Chinese income tax law also provides that any FIE engaged in manufacturing that is scheduled to operate for not less than 10 years shall receive an exemption from the entire central government income tax for the two years beginning with its first profitable year and receive a 50.0% reduced income tax in the third through fifth years.

Normally, the concession rate for the central government income tax for FIEs established in special economic zones is 15.0%.  The concession rate for the central government income tax for FIEs of a production nature is 24.0% if they are established in coastal economic open zones or in the old urban districts of cities where the special economic zones or the economic and technological development zones are located. However, because Diguang’s subsidiary, Diguang Electronics, is recognized as a high-tech enterprise by the Shenzhen Science and Technology Bureau, it is entitled to a 50% reduction in the central government income tax for an additional three years, i.e., in the sixth through eighth years, subject to a minimum central government income tax rate of 10% in each of these years, pursuant to the Rules for the Implementation of the Income Tax law of the PRC for Enterprises with Foreign Investment and Foreign Enterprises.  In fact, Diguang Electronics received a 100% exemption for the first two years in 1999 and 2000 and a 50% exemption of the central government income tax for the next three years, from 2001 through 2003.

Although local tax authorities in China are responsible for collecting the applicable central government income tax as well as provincial government income tax, these authorities often follow local practices in tax collection matters.  Like most high-tech enterprises in Shenzhen, Diguang Electronics paid total income tax at a rate of 7.5% in 2004, 2005 and 2006 whereas, the applicable minimum required central government income tax rate was 10% for 2004, 2005 and 2006, respectively.  The Shenzhen tax authority had accepted without objection Diguang Electronics’ tax filings and payments for 2005 and 2006.  Diguang Electronics also expects that it will continue to pay income tax at a rate of 15% for 2007 because of local tax practices implemented by local tax authority.  Diguang Electronics believes the risk of application of a retroactive additional 2.5% tax and related penalties, if any, for 2005 and 2006 to be minimal.  However, there can be no assurance that Diguang Electronics will not be required to pay the deficient tax and any related penalty in the future.

Furthermore, enterprises are entitled to receive a government subsidy sourcing from the proceeds collected as the central government income tax imposed on profits generated by certain products that have been approved for inclusion within the National (and/or Provincial) Important New Products Project.  Diguang Electronics needs to apply for this kind of government subsidies for three years from the date a product receives this approval.  Two of Diguang Electronics’ products, its color CCFL backlight for TFT-LCD TV and its white LED backlight have received this approval and are included in the National (and/or Provincial) Important New Products Project. Under the local incentive program implemented by Shenzhen Treasury Department financial fund assistance, Diguang Electronic had applied for receiving this kind of government subsidies based on 50% income tax imposed on the profit related to the above two products. Pursuant to the relevant approvals, Diguang Electronics received the subsidies for the income tax imposed on the profit generated by these two products from the local government.  Diguang Electronics has been noticed through governmental circular that it had received the subsidy for 2006 because one  product named New Type High Efficiency CCFL/LED Backlight (TFT-LCD Backlight) was listed on the National (and/or Provincial) Important New Products Project by the relevant local government. Diguang Electronics intends to apply for continued inclusion of this one product within the National (and/or Provincial) Important New Products Project in October 2006 for the 2006 subsidy; if the application is approved, Diguang Electronics will be entitled to receive this kind of subsidy until at least October 2007.  However, there is no assurance that Diguang Electronics’ application will be approved.  If Diguang Electronics’ application is not successful, the subsidy income of tax refund may be reduced and its after tax profits may be adversely affected.

Cessation of value added tax refund for Diguang Electronics may have an adverse impact on our net profits.

Normally, Diguang Electronics would be required to pay a value added tax, or the difference between the VAT it pays and collects.  Based on the fact that two of Diguang Electronics’ products, its color CCFL backlight for TFT-LCD TV and its white LED backlight, are included in the National (and/or Provincial) Important New Products Project, Diguang Electronics is entitled to receive financial support according to the Rules for the Implementation of Financial Preferential Treatment on Shenzhen Important New Products.  In accordance with the detailed explanation provided by relevant government agencies, Diguang Electronics applied to receive government subsidy based on a 50% of the local portion of the VAT, which represents 25% of the total VAT, or VAT paid x 25% x 50%, in relation to these two products approved by Shenzhen Treasury Department financial fund assistance.  This application should be effective for three years from the date a product receives approval to be included in the National (and/or Provincial) Important New Products Project. Pursuant to the relevant approvals, Diguang Electronics received the subsidies for the income tax imposed on the profit generated by these two products from the local government.   Diguang Electronics has been noticed through governmental circular that it is entitled to receive subsidy for 2006 because one  product named New Type High Efficiency CCFL/LED Backlight, TFT-LCD Backlight, was listed on the National (and/or Provincial) Important New Products Project by the relevant local government.   Diguang Electronics intends to apply for continued inclusion of this one product within the National (and/or Provincial) Important New Products Project in October 2006 for the 2006 subsidy; if the application is approved, Diguang Electronics will be entitled to the VAT refund until at least October 2007.  However, there is no assurance that Diguang Electronics’ application will be approved.  If Diguang Electronics’ application is not successful, the subsidy of VAT tax refund, may be reduced and its after tax profits may be adversely affected.

Because Chinese law will govern almost all of our material agreements after the Share Exchange, we may not be able to enforce our legal rights within China or elsewhere, which could result in a significant loss of business, business opportunities, or capital.

Chinese law will govern almost all of our material agreements after the Share Exchange. We cannot assure you that we will be able to enforce any of our material agreements or that remedies will be available outside of China. The system of laws and the enforcement of existing laws in China may not be as certain in implementation and interpretation as in the United States.  The Chinese judiciary is relatively inexperienced in enforcing corporate and commercial law, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. The inability to enforce or obtain a remedy under any of our future agreements could result in a significant loss of business, business opportunities or capital.

Additionally, substantially all of our assets will be located outside of the United States and most of our officers and directors will reside outside of the United States.  As a result, it may not be possible for United States investors to enforce their legal rights, to effect service of process upon our directors or officers or to enforce judgments of United States courts predicated upon civil liabilities and criminal penalties of our directors and officers under Federal securities laws. Moreover, we have been advised that China does not have treaties providing for the reciprocal recognition and enforcement of judgments of courts with the United States.  Further, it is unclear if extradition treaties now in effect between the United States and China would permit effective enforcement of criminal penalties of the Federal securities laws.

It will be extremely difficult to acquire jurisdiction and enforce liabilities against our officers, directors and assets based in China.

Because most of our officers and directors reside outside of the United States, it may be difficult, if not impossible, to acquire jurisdiction over those persons if a lawsuit is initiated against us and/or our officers and directors by a shareholder or group of shareholders in the United States.  Also, because our officers will likely be residing in China at the time such a suit is initiated, achieving service of process against such persons would be extremely difficult.  Furthermore, because the majority of our assets are located in China it would also be extremely difficult to access those assets to satisfy an award entered against us in United States court. Moreover, we have been advised that China does not have treaties with the United States providing for the reciprocal recognition and enforcement of judgments of courts.

We may have difficulty establishing adequate management, legal and financial controls in China, which could impair our planning processes and make it difficult to provide accurate reports of our operating results.

China historically has not followed Western style management and financial reporting concepts and practices, and its access to modern banking, computer and other control systems has been limited.  We may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China in these areas. As a result of these factors, we may experience difficulty in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards, making it difficult for management to forecast its needs and to present the results of our operations accurately at all times.

Imposition of trade barriers and taxes may reduce our ability to do business internationally, and the resulting loss of revenue could harm our profitability.

We may experience barriers to conducting business and trade in our targeted emerging markets in the form of delayed customs clearances, customs duties and tariffs. In addition, we may be subject to repatriation taxes levied upon the exchange of income from local currency into foreign currency, substantial taxes of profits, revenues, assets and payroll, as well as value-added tax. The markets in which we plan to operate may impose onerous and unpredictable duties, tariffs and taxes on our business and products, and there can be no assurance that this will not reduce the level of sales that we achieve in such markets, which would reduce our revenues and profits.

There can be no guarantee that China will comply with the membership requirements of the World Trade Organization, which could leave us subject to retaliatory actions by other governments and reduce our ability to sell our products internationally.

China has agreed that foreign companies will be allowed to import most products into any part of China.  In the sensitive area of intellectual property rights, China has agreed to implement the trade-related intellectual property agreement of the Uruguay Round. There can be no assurances that China will implement any or all of the requirements of its membership in the World Trade Organization in a timely manner, if at all.  If China does not fulfill its obligations to the World Trade Organization, we may be subject to retaliatory actions by the governments of the countries into which we sell our products, which could render our products less attractive, thus reducing our revenues and profits.

There can be no guarantee that our management will continuously meet its obligations under Chinese law to enable distribution of profits earned in China to entities outside of China.

A circular recently promulgated by the State Administration of Foreign Exchange, “SAFE”, has increased the ability of foreign holding companies to receive distributions of profits earned by Chinese operating subsidiaries.  We qualify for this treatment, but remaining qualified for it will require the Chinese principals involved, Yi Song and Hong Song to meet annual filing obligations.  While they have agreed to meet those annual requirements, it is possible that they will fail to do so, which could limit our ability to gain access to the profits earned by Diguang Electronics.  The result could be the inability to pay dividends to our stockholders or to deploy capital outside of China in a manner that would be beneficial to our business as a whole.

Risks Related to our Securities.

The market price of our shares is subject to significant price and volume fluctuations.

The markets for equity securities have been volatile. The price of our common shares may be subject to wide fluctuations in response to variations in operating results, news announcements, trading volume, general market trends both domestically and internationally, currency movements and interest rate fluctuations or sales of common shares by our officers, directors and our principal shareholders, customers, suppliers or other publicly traded companies. Certain events, such as the issuance of common shares upon the exercise of our outstanding stock options, could also materially and adversely affect the prevailing market price of our common shares. Further, the stock markets in general have recently experienced extreme price and volume fluctuations that have affected the market prices of equity securities of many companies and that have been unrelated or disproportionate to the operating performance of such companies. These fluctuations may materially and adversely affect the market price of our common shares and the ability to resell shares at or above the price paid, or at any price.

There may not be an active, liquid trading market for our common stock.

Our common stock is currently traded on the Over the Counter Bulletin Board and we intend to file an application for listing on The NASDAQ Market as soon as practicable thereafter. Although we intend on meeting all of the necessary requirements as stated by NASDAQ Marketplace Rule 4420(a), there is no guarantee that our application will be accepted.  If we do not succeed in securing a listing on the NASDAQ Market, it could limit the ability to trade our common stock and result in a reduction of the price that can be obtained for shares being sold.

Compliance with all of the provisions of the Sarbanes-Oxley Act may be a further condition of continued listing or trading. There is no assurance that if we are granted a listing on the NASDAQ Market we will always be able to meet the NASDAQ Market listing requirements, or that there will be an active, liquid trading market for our common stock in the future. Failure to meet the NASDAQ Market listing requirements could result in the delisting of our common stock from the NASDAQ Market, which may adversely affect the liquidity of our shares, the price that can be obtained for them or both.

We may not pay dividends.

We may not pay dividends in the future. Instead, we expect to apply earnings toward the further expansion and development of our business. The likelihood of our paying dividends is further reduced by the fact that, in order to pay dividends, we would need to repatriate profits earned outside of the U.S., and in doing so those profits would become subject to U.S. taxation.  Thus, the liquidity of your investment is dependent upon your ability to sell stock at an acceptable price, rather than receiving an income stream from it. The price of our stock can go down as well as up, and fluctuations in market price may limit your ability to realize any value from your investment, including recovering the initial purchase price.

ITEM 2. UNREGISTERED SALES OF EQUITY SECURITIES AND USE OF PROCEEDS

Information called for in this item was provided in the Company’s Current Report on Form 8-K filed with the Commission on March 21, 2006.

ITEM 3. DEFAULTS UPON SENIOR SECURITIES - None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS - None.

ITEM 5. OTHER INFORMATION - None

ITEM 6. EXHIBITS

a. EXHIBITS

3.1(i)	Amended and Restated Articles of Incorporation (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed on October 30, 2006)

3.1(ii)	Amended and Restated Bylaws (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed on October 30, 2006)

10.1	Amended and Restated Share Exchange Agreement (Incorporated by reference to the Company’s Current Report on Form 8-K filed on March 21, 2006)

10.2	Amended and Restated Purchase Option Agreement (Incorporated by reference to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2006)

10.3	Employment Agreement of Yi Song (Incorporated by reference to the Company’s Current Report on Form 8-K/A filed on April 21, 2006)

10.4	Employment Agreement of Hong Song (Incorporated by reference to the Company’s Current Report on Form 8-K/A filed on April 21, 2006)

10.5
Production Building Lease Contract with Dongguan Diguang Electronics Science & Technology Co., Ltd. and Shenzhen Diguang Electronics Co. (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed on June 16, 2006)

31.1	Certification of Chief Executive Officer pursuant to Rule 13a - 14 (a) of the Securities Exchange Act of 1934 (filed herewith electronically)

31.2	Certification of Chief Financial Officer pursuant to Rule 13a - 14 (a) of the Securities Exchange Act of 1934 (filed herewith electronically)

32.1	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith electronically).

32.2	Certification of Financial Officer pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 (filed herewith electronically).

99.1	2006 Stock Incentive Plan (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 26, 2006)

99.2	Form of Stock Option Agreement (Incorporated by reference to the Company’s Current Report on Form 8-K filed on June 26, 2006)

99.3	Code of Ethics (Incorporated by reference to the Company’s Registration Statement on Form S-1 filed on October 30, 2006)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Quarterly Report on Form 10-Q to be signed on its behalf by the undersigned thereunto duly authorized.

DIGUANG INTERNATIONAL DEVELOPMENT CO., LTD

Dated: August 13, 2007	By:	/s/ Yi Song
Yi Song
Chairman and Chief Executive Officer

Dated: August 13, 2007	By:	/s/ Keith Hor
Keith Hor
Chief Financial Officer